                                      As filed pursuant to Rule 424(b)(2)
                                      under the Securities Act of 1933
                                      Registration Nos. 333-14977 and 33-50732



           PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED OCTOBER 8, 1997
                                  $175,000,000

                       KAUFMAN AND BROAD HOME CORPORATION
                    7 3/4% SENIOR NOTES DUE OCTOBER 15, 2004
                            ------------------------
     Interest on the 7 3/4% Senior Notes due October 15, 2004 (the "Notes") of Kaufman and Broad Home Corporation (the "Company") offered hereby is payable semi-annually on April 15 and October 15 of each year, commencing April 15, 1998. The Notes will mature on October 15, 2004. The Notes will not be subject to redemption at the option of the Company prior to stated maturity. The Company will be obligated to make an offer to purchase Notes if a Change of Control occurs or if, under certain circumstances, the Company fails to maintain a minimum Consolidated Net Worth. See "Description of the Notes".

     The Notes will be senior unsecured obligations of the Company and will rank pari passu in priority of payment with the Company's other senior unsecured indebtedness. The Notes will be effectively subordinated to all existing and future guarantees and liabilities (whether or not for borrowed money) of the Company's consolidated subsidiaries. See "Description of the Notes -- General".

     The Company intends to list the Notes on the New York Stock Exchange promptly after the issuance of the Notes.
                            ------------------------
    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
      AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR
  THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------
     The Underwriters have severally agreed to purchase the Notes from the Company at 98.39% of the principal amount thereof (resulting in $172,182,500 aggregate net proceeds to the Company before deducting expenses of the Company estimated at $130,000), subject to the terms and conditions set forth in the Underwriting Agreement. See "Underwriting".

     The Underwriters severally propose to offer the Notes from time to time for sale in one or more negotiated transactions or otherwise, at market prices prevailing at the time of sale, prices related to such market prices or negotiated prices. The Company has agreed to indemnify the Underwriters against certain liabilities under the Securities Act of 1933, as amended. See "Underwriting".
                            ------------------------
     The Notes are being offered severally by the Underwriters, subject to prior sale, when, as and if issued to and accepted by the Underwriters, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Notes will be made in New York, New York on or about October 14, 1997, against payment therefor in immediately available funds.
GOLDMAN, SACHS & CO.                                      NATIONSBANC MONTGOMERY
                            ------------------------
           The date of this Prospectus Supplement is October 8, 1997.

                                  THE COMPANY

     The Company is a builder of single-family homes with domestic operations in seven western states, and international operations in France and Mexico. Domestically, the Company is the largest home builder west of the Mississippi River, delivering more single-family homes than any other builder in the region. Founded in 1957, the Company builds innovatively designed homes which cater primarily to first-time home buyers, generally in medium-sized developments close to major metropolitan areas. Internationally, the Company is among the largest builders in greater metropolitan Paris, France, based on the number of homes delivered. In France, the Company also builds commercial projects and high-density residential properties, such as condominium and apartment complexes. The Company provides mortgage banking services to domestic home buyers through its wholly owned subsidiary, Kaufman and Broad Mortgage Company.

     The Company is a Delaware corporation and maintains its principal executive offices at 10990 Wilshire Boulevard, Los Angeles, California 90024. Its telephone number is (310) 231-4000. As used herein, the term "Company" refers to Kaufman and Broad Home Corporation and its subsidiaries, unless otherwise expressly stated or the context indicates otherwise.

                                USE OF PROCEEDS

     The estimated net proceeds from the sale of the Notes are $172,182,500 before deducting expenses payable by the Company estimated at $130,000. Proceeds from the sale of the Notes will be initially used by the Company for the repayment of existing indebtedness under the Company's domestic revolving credit facility. Thereafter, the Company may borrow further amounts under the revolving credit facility or otherwise which may be used for general corporate purposes. At October 1, 1997 the interest rate for borrowings under such revolving credit facility was 5.97%.

                              RECENT DEVELOPMENTS

     The Company reported third quarter net income of $15.2 million, or $.38 per share, an increase of 15.2% versus the $.33 per share earned in the third quarter of 1996. The increase was driven primarily by a 9.7% increase in unit deliveries, improved construction operating income margin and lower net interest expense. As previously announced, the Company's two major strategic initiatives for 1997 are to accelerate the Company's growth and to implement a substantially different operational business model, called "KB2000".

     Construction revenues for the 1997 third quarter totaled $460.5 million, down 2.6% from the prior year quarter, as increased unit deliveries were more than offset by a decline in land sales revenue. The Company defines a "unit" as a house. For the third quarter of 1997, deliveries totaled 3,016 units, compared to 2,749 units in the prior year's third quarter. California deliveries declined 4.4% to 1,204 units, while deliveries from the Company's Other U.S. business (defined as business in the U.S. other than in California) increased 15.8% to 1,513 units. The decrease in California deliveries was due primarily to an 8.0% decline in average active communities in the state. Foreign deliveries increased 63.4% due primarily to the acquisition of France-based SMCI in the third quarter of 1997, which contributed 80 unit deliveries in the 1997 third quarter. SMCI is a builder of for-sale apartments in Paris and several other cities in France.

     The average sales price per unit for the 1997 third quarter was $152,000, a decrease of 4.0% compared to the prior year's quarter, due primarily to increased weighting of lower priced Other U.S. unit deliveries, and a lower average unit price in foreign markets associated with lower priced deliveries from the acquired SMCI business in France. Land sales revenue in the 1997 third quarter totaled $1.7 million, down $34.9 million versus the 1996 third quarter. The Company sold substantial amounts of land in 1996 in conjunction with its now-completed strategy to dispose of certain long-term development assets and reduce debt.

     Net orders for the third quarter of 1997 increased 24.9% over the 1996 third quarter to 3,310 units, including increases of 8.0% in California, 39.8% in Other U.S. and 84.7% in foreign markets.

     Backlog at the end of the 1997 third quarter totaled 5,040 units, or an estimated $777.7 million, representing increases of 48.3% and 50.2%, respectively, compared to the 1996 third quarter end backlog.

     Construction operating income for the third quarter of 1997 totaled $25.7 million, or 5.6% of construction revenues, compared to $25.7 million, or 5.4% of construction revenues, for the prior year quarter. The increase in construction operating margin of .2 percentage points was due to an improvement of .5 percentage points in the selling, general and administrative ("SG&A") ratio from the same quarter a year ago, partially offset by a decline of .3 percentage points in construction gross margin. The decline in construction gross margin for the 1997 third quarter was due mainly to below average margins in certain new markets in Texas, a decline in high margin deliveries from one of the Company's northern California divisions due to a temporary gap in deliverable units, and initiatives to speed up the sell-through of certain low margin non-KB2000 communities, particularly in California. These factors were partially offset by higher gross margins on deliveries from new KB2000 communities, and a lesser gross margin contribution from low margin land sales. Construction gross profits included a loss on combined land sales and commercial revenue of $.8 million in the third quarter of 1997, compared to a gain of $.7 million in the 1996 third quarter. The SG&A expense ratio improved in the 1997 third quarter due primarily to increased unit volume, and lower sales incentives and advertising expenses, partially offset by increased sales commissions.

     Construction net interest expense of $6.7 million for the 1997 third quarter declined $2.3 million, or 25.9%, from the prior year quarter primarily due to lower borrowings. Gross interest expense declined $2.3 million versus the prior year quarter.

     Mortgage banking pretax income totaled $3.9 million in the 1997 third quarter, up $.5 million from the prior year quarter due primarily to increased loan volume related to higher unit deliveries.

     For the first nine months of 1997, the Company reported net income of $30.3 million, or $.76 per share. These results compared to earnings of $28.1 million, or $.70 per share, for the first nine months of 1996 (before an after-tax non-cash charge for impairment of long-lived assets in the 1996 period of $109.3 million, or $2.74 per share). Construction revenues for the first nine months of 1997 totaled $1.2 billion, down 2.8% from construction revenues for the same period a year ago, as an increase of 3.7% in unit deliveries was more than offset by lower revenues from land sales and commercial activity. Results for the first three quarters of 1997 include a full nine months of operating results for the Company's San Antonio division, while results for the first three quarters of 1996 included only six months of results from the San Antonio division, which was acquired on March 1, 1996. In the first quarter of 1997, the San Antonio division recorded construction revenues of $57.6 million on 611 deliveries.

     The Company's ratio of debt to total capital at the end of the third quarter of 1997 was 59.4%, compared to 64.1% at the end of the 1996 third quarter, and 59.1% at the end of the 1997 second quarter. The Company defines this ratio as consolidated debt (excluding mortgage banking indebtedness) divided by the sum of consolidated stockholders' equity plus consolidated debt (excluding mortgage banking indebtedness). Available credit under the Company's $500 million revolving credit agreement was $410.7 million as of August 31, 1997. Subsequent to the end of the third quarter of 1997, the Company completed the redemption of $100 million principal amount of its 10 3/8% Senior Notes due 1999. The Company used borrowings under its $500 million revolving credit agreement to retire the entire $100 million of Senior Notes.

     The foregoing discussion should be read in conjunction with, and is qualified in it entirety by reference to, the Company's consolidated financial statements and notes thereto incorporated by reference in the accompanying Prospectus.

                             SAFE HARBOR STATEMENT

     Investors are cautioned that certain statements contained in this Prospectus Supplement and the accompanying Prospectus and the documents incorporated by reference therein (except for historical information) are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which involve certain risks and uncertainties. Statements which are predictive in nature, which depend upon or refer to future events or conditions, or which include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates", "hopes", and similar expressions constitute forward-looking statements. In addition, any estimates of future revenues, earnings or prospects which may be provided by management are also forward-looking statements as defined by such Act. Forward-looking statements are based on current expectations and projections about the Company, economic and market factors, the homebuilding industry and assumptions made by management. These statements are not guarantees of future performance.

     Actual events and results may differ materially from those expressed or forecasted in the forward-looking statements due to factors which include, but are not limited to, changes in general economic conditions, material prices, labor costs, interest rates, consumer confidence, seasonality, the availability and cost of land in desirable areas, competition, currency exchange rates, conditions in the overall homebuilding market in the Company's geographic markets (including the historic cyclicality of the industry), population growth, property taxes, delays in construction schedules and the entitlement process, environmental factors and governmental regulations affecting the Company's operations. See the documents incorporated by reference in the accompanying Prospectus for further detail regarding risks to the Company. See "Incorporation of Certain Information by Reference" in the Prospectus.

                                 CAPITALIZATION

     The following table sets forth the unaudited capitalization of the Company and its consolidated subsidiaries at May 31, 1997, and as adjusted to give effect to the sale of the Notes offered hereby (including the application of the estimated net proceeds of the Notes as described in "Use of Proceeds").

                                                                            AT MAY 31, 1997
                                                                        ------------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                        --------     -----------
                                                                         (DOLLARS IN MILLIONS)
Construction:
  Mortgages and notes payable(1)......................................  $  100.1      $    38.1
  10 3/8% Senior Notes(2).............................................     100.0          100.0
  7 3/4% Senior Notes offered hereby..................................        --          175.0
  9 3/8% Senior Subordinated Notes....................................     174.0          174.0
  9 5/8% Senior Subordinated Notes....................................     124.4          124.4
Mortgage banking:
  Notes payable.......................................................     103.4          103.4
  Collateralized mortgage obligations secured by mortgage-backed
     securities.......................................................      64.7           64.7
                                                                        --------     -----------
          Total debt..................................................     666.6          779.6
                                                                        --------     -----------
Stockholders' equity:
  Preferred Stock -- $1.00 par value; authorized, 10,000,000 shares;
     none outstanding.................................................        --             --
  Common Stock -- $1.00 par value; authorized, 100,000,000 shares;
     38,850,486 shares outstanding(3).................................      38.9           38.9
  Paid-in capital.....................................................     184.1          184.1
  Retained earnings...................................................     122.7          122.7
  Cumulative foreign currency translation adjustments.................      (0.3)          (0.3)
                                                                        --------     -----------
          Total stockholders' equity..................................     345.4          345.4
                                                                        --------     -----------
Total debt and stockholders' equity...................................  $1,012.0      $ 1,125.0
                                                                         =======      =========

---------------

(1) The Company has a $500 million domestic revolving credit facility. Borrowings outstanding under the credit facility were $62.0 million at May 31, 1997. The Company anticipates that on October 14, 1997, the anticipated closing date of the offering made hereby, borrowings of approximately $235 million will be outstanding under the credit facility before the application of the net proceeds from the sale of the Notes.

(2) In the third quarter of 1997, the Company completed the redemption of the $100 million principal amount of 10 3/8% Senior Notes. The Company used borrowings under its $500 million credit facility to retire the entire $100 million of Senior Notes.

(3) Does not include 3,004,818 shares of Common Stock issuable upon exercise of outstanding stock options issued pursuant to employee stock option plans.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table presents selected consolidated financial data of the Company. The data (other than housing, commercial and land revenues and unit deliveries) for the fiscal years ended November 30, 1996, 1995, 1994, 1993 and 1992 are derived from the financial statements for those years which have been audited by Ernst & Young LLP, independent auditors. Data related to housing, commercial and land revenues and unit deliveries are derived from unaudited statements. Selected unaudited financial data at May 31, 1997 and 1996 and for each of the six month periods ended May 31, 1997 and 1996 reflect, in the opinion of the Company, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results of operations for these periods. The results of operations for the six months ended May 31, 1997 are not necessarily indicative of results to be expected for the full year. The following data should be read in conjunction with the financial statements and the related notes thereto incorporated by reference in the accompanying Prospectus. For information regarding the Company's ratios of earnings to fixed charges and of earnings to combined fixed charges and preferred stock dividends, see "Consolidated Ratios of Earnings to Fixed Charges and of Earnings to Combined Fixed Charges and Preferred Stock Dividends" in the accompanying Prospectus.

                                                   SIX MONTHS ENDED
                                                       MAY 31,                           YEARS ENDED NOVEMBER 30,
                                                 --------------------    --------------------------------------------------------
                                                   1997        1996        1996        1995        1994        1993        1992
                                                 --------    --------    --------    --------    --------    --------    --------
                                                     (UNAUDITED)              (DOLLARS IN MILLIONS)
STATEMENT OF OPERATIONS DATA:
  Revenues:
    Housing....................................  $  734.2    $  743.4    $1,673.7    $1,328.1    $1,263.0    $1,097.6    $  849.2
    Commercial.................................       2.2        11.4        12.2        20.5        17.4        94.2       191.1
    Land.......................................      10.3        14.8        68.2        18.3        27.2         8.0        12.2
    Mortgage banking...........................      13.9        14.8        32.9        29.7        28.7        38.1        41.6
                                                 --------    --------    --------    --------    --------    --------    --------
        Total revenues.........................  $  760.6    $  784.4    $1,787.0    $1,396.6    $1,336.3    $1,237.9    $1,094.1
                                                 ========    ========    ========    ========    ========    ========    ========
  Construction:
    Revenues...................................  $  746.7    $  769.6    $1,754.1    $1,366.9    $1,307.6    $1,199.8    $1,052.5
    Costs and expenses.........................    (714.4)     (732.4)   (1,655.4)   (1,301.4)   (1,219.3)   (1,113.2)     (993.6)
    Non-cash charge for impairment of
      long-lived assets........................        --      (170.8)     (170.8)         --          --          --          --
                                                 --------    --------    --------    --------    --------    --------    --------
    Operating income (loss)....................      32.3      (133.6)      (72.1)       65.5        88.3        86.6        58.9
    Interest income............................       2.3         1.4         2.7         2.1         2.0         3.5         4.4
    Interest expense, net of amounts
      capitalized..............................     (16.4)      (18.7)      (36.7)      (27.5)      (17.8)      (16.8)      (17.6)
    Minority interests in pretax income of
      consolidated joint ventures..............       (.1)        (.2)        (.2)        (.6)        (.9)      (10.2)      (11.7)
    Equity in pretax income (loss) of
      unconsolidated joint ventures............        --        (1.7)       (2.1)       (3.4)       (3.7)       (6.3)        6.9
                                                 --------    --------    --------    --------    --------    --------    --------
    Construction pretax income (loss)..........      18.1      (152.8)     (108.4)       36.1        67.9        56.8        40.9
                                                 --------    --------    --------    --------    --------    --------    --------
  Mortgage banking:
    Revenues...................................      13.9        14.8        32.9        29.7        28.7        38.1        41.6
    Expenses...................................      (8.4)       (9.5)      (20.2)      (20.3)      (22.7)      (30.6)      (37.0)
                                                 --------    --------    --------    --------    --------    --------    --------
    Mortgage banking pretax income.............       5.5         5.3        12.7         9.4         6.0         7.5         4.6
                                                 --------    --------    --------    --------    --------    --------    --------
  Total pretax income (loss)...................      23.6      (147.5)      (95.7)       45.5        73.9        64.3        45.5
  Income taxes.................................      (8.5)       53.1        34.5       (16.4)      (27.3)      (24.4)      (17.3)
                                                 --------    --------    --------    --------    --------    --------    --------
  Net income (loss)............................  $   15.1    $  (94.4)   $  (61.2)   $   29.1    $   46.6    $   39.9    $   28.2
                                                 ========    ========    ========    ========    ========    ========    ========
OTHER OPERATING DATA:
  California unit deliveries...................     2,009       2,548       5,171       5,430       6,238       5,745       3,944
  Other U.S. unit deliveries...................     2,313       1,752       4,294       1,800         834         207       --
  France unit deliveries.......................       234         256         749         574         685         657         839
  Canada unit deliveries.......................        --          10          10          53          67         155         170
  Mexico unit deliveries.......................        17          --          25          --          --          --          --
                                                 --------    --------    --------    --------    --------    --------    --------
        Total unit deliveries..................     4,573       4,566      10,249       7,857       7,824       6,764       4,953
                                                 ========    ========    ========    ========    ========    ========    ========
CASH FLOW FROM OPERATING ACTIVITIES DATA:
  Equity in pretax (income) loss of
    unconsolidated joint ventures..............  $     --    $    1.7    $    2.1    $    3.4    $    3.7    $    6.3    $   (6.9)
  Minority interests in pretax income of
    consolidated joint ventures................        .1          .2          .2          .6          .9        10.2        11.7
  Depreciation and amortization................       5.9         4.8        10.8         6.3         3.4         2.6         3.4
  Previously capitalized interest amortized to
    cost of sales..............................      10.5         9.5        24.9        18.5        16.2        17.6        19.1
  Provision for deferred income taxes..........      (3.2)      (35.1)      (41.2)       (6.9)        4.5       (42.1)       11.8
  Capitalized interest.........................     (10.1)      (15.2)      (26.9)      (37.1)      (27.6)      (24.4)      (23.4)

                                                      AT MAY 31,                             AT NOVEMBER 30,
                                                 --------------------    --------------------------------------------------------
                                                   1997        1996        1996        1995        1994        1993        1992
                                                 --------    --------    --------    --------    --------    --------    --------
                                                     (UNAUDITED)              (DOLLARS IN MILLIONS)
BALANCE SHEET DATA:
  Assets:
    Construction assets........................  $1,030.5    $1,163.0    $1,000.2    $1,269.2    $1,167.2    $  983.5    $  987.1
    Mortgage banking assets....................     193.0       222.8       243.3       305.0       287.3       355.9       444.6
                                                 --------    --------    --------    --------    --------    --------    --------
        Total assets...........................  $1,223.5    $1,385.8    $1,243.5    $1,574.2    $1,454.5    $1,339.4    $1,431.7
                                                  =======     =======     =======     =======     =======     =======     =======
  Liabilities and Stockholders' Equity:
    Construction liabilities:
      Accounts payable, accrued expenses and
        other liabilities......................  $  204.5    $  209.5    $  248.8    $  246.3    $  219.0    $  233.5    $  216.2
      Mortgages and notes payable..............     498.5       679.6       442.6       639.6       565.0       313.4       258.2
                                                 --------    --------    --------    --------    --------    --------    --------
                                                    703.0       889.1       691.4       885.9       784.0       546.9       474.4
    Mortgage banking liabilities...............     174.5       179.7       210.8       245.4       232.0       304.8       390.4
    LYONs......................................        --          --          --          --          --          --       162.0
    Deferred income taxes......................        --          --          --        24.5        31.4        26.9        68.9
    Minority interests in consolidated joint
      ventures.................................        .7         3.0          .9         2.9         2.3        16.5        17.6
    Stockholders' equity.......................     345.3       314.0       340.4       415.5       404.8       444.3       318.4
                                                 --------    --------    --------    --------    --------    --------    --------
        Total liabilities and stockholders'
          equity...............................  $1,223.5    $1,385.8    $1,243.5    $1,574.2    $1,454.5    $1,339.4    $1,431.7
                                                  =======     =======     =======     =======     =======     =======     =======

                            DESCRIPTION OF THE NOTES

     The Notes are issuable under a Senior Indenture dated as of October 14, 1997 (the "Indenture"), between the Company and SunTrust Bank, Atlanta, as trustee (the "Trustee"). This description of the particular terms of the Notes supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities and the Indentures set forth in the accompanying Prospectus under the heading "Description of the Debt Securities", to which description reference is hereby made. The following description of certain terms of the Notes does not purport to be complete and is qualified in its entirety by reference to the Indenture, a copy of the form of which has been filed as an exhibit to the Registration Statement of which the accompanying Prospectus is a part. Terms (whether or not capitalized) used but not defined herein or in the accompanying Prospectus have the meanings given to them in the Indenture. The Indenture is referred to in the Prospectus as the "Senior Debt Indenture" and sometimes collectively with the Senior Subordinated Debt and the Subordinated Debt Indentures as the "Indentures". The Notes are "senior Debt Securities" as that term is used in the Prospectus and are also referred to in the Prospectus as the "Offered Debt Securities". As used in this "Description of the Notes", the "Company" refers to Kaufman and Broad Home Corporation and does not include its subsidiaries, except as otherwise provided or as the context otherwise requires.

GENERAL

     The Notes will constitute senior unsecured debt of the Company and will rank pari passu in right of payment with all other unsecured, unsubordinated indebtedness of the Company. The Notes will constitute a single series of Debt Securities for purposes of the Indenture and will be limited to $175,000,000 aggregate principal amount. The Notes will bear interest from the date of issue at the rate per annum shown on the front cover of this Prospectus Supplement and will mature on October 15, 2004. Interest on the Notes will be payable semi-annually in arrears on April 15 and October 15, commencing April 15, 1998, to the Persons in whose names the Notes are registered at the close of business on April 1 and October 1, as the case may be, next preceding such April 15 and October 15, respectively. Interest on the Notes will be calculated on the basis of a 360-day year of twelve 30-day months. The Company has appointed the Trustee under the Indenture as the initial paying agent and transfer agent for the Notes. The Notes initially may be presented for payment, registration of transfer and exchange at the office of the Trustee in Atlanta and at the agent of the Trustee in The City of New York at First Chicago Trust Company of New York, 14 Wall Street, New York, NY 10005.

     The Notes will be issued in fully registered form without coupons in denominations of $1,000 and any amount in excess thereof that is an integral multiple of $1,000. The Notes will be denominated in, and the principal of and interest on the Notes will be payable in, United States dollars. The Notes will not be redeemable at the option of the Company prior to stated maturity and are not subject to the benefit of any mandatory sinking fund.

     The Company is a holding company, which currently conducts its operations through consolidated and unconsolidated subsidiaries. All of the operating assets of the Company are owned by its subsidiaries, effectively subordinating the Notes to all existing and future indebtedness, guarantees and other liabilities (whether or not for borrowed money) of the Company's subsidiaries. Therefore, the Company's rights and the rights of its creditors, including holders of Notes, to participate in the assets of any subsidiary upon the latter's liquidation or recapitalization will be subject to the prior claims of the subsidiary's creditors, except to the extent that the Company may itself be a creditor with recognized claims against the subsidiary, in which case the claims of the Company would still be effectively subordinate to any security interests in the assets of such subsidiary and would be subordinate to any indebtedness of such subsidiary senior to that held by the Company. In that regard, at August 31, 1997, the Company's consolidated subsidiaries had liabilities (other than intercompany liabilities) of approximately $9.1 million in the aggregate (excluding collateralized mortgage obligations of $62.2 million in the aggregate) and certain such subsidiaries had guaranteed borrowings under the Company's $500 million revolving credit agreement. Although the Indenture will contain limitations on the amount of Indebtedness that the Company and its Restricted Subsidiaries may incur, the Company and its subsidiaries will retain the ability to incur substantial additional indebtedness.

     Because the Company is a holding company whose operations are conducted through its subsidiaries, the cash flow of the Company and the consequent ability to service its debt (including the Notes) and to pay amounts due in respect of its other obligations is dependent upon the results of operations of the Company's subsidiaries and the distribution of funds by such subsidiaries to the Company. The ability of such subsidiaries to provide dividends, loans and advances to the Company may be subject to certain contractual, statutory or regulatory restrictions, is contingent upon the results of operations and financial condition of such subsidiaries and is subject to various business considerations.

CERTAIN COVENANTS

  Change of Control

     If at any time there occurs a Change of Control with respect to the Company, each Holder of Notes will have the right, at such Holder's option, to require the Company to repurchase all of such Holder's Notes, or a portion thereof which is $1,000 or any integral multiple thereof, on the date (the "Change of Control Repurchase Date") that is 30 Change of Control Business Days after the date of the Change of Control at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the Change of Control Repurchase Date.

     Within 15 Change of Control Business Days after the occurrence of a Change of Control, the Company or, at the request of the Company, the Trustee will mail to all Holders of the Notes a notice (the "Change of Control Notice") of the occurrence of such Change of Control and of the Company's offer to repurchase Notes pursuant to the repurchase right arising as a result thereof. Such notice will contain instructions and materials necessary to enable Holders to tender their Notes to the Company.

     Any offer to repurchase Notes following a Change of Control will be conducted in compliance with applicable securities laws and regulations, including but not limited to Section 14(e) of the 1934 Act (and the rules thereunder) and other applicable tender offer rules.

     The Company's Existing Credit Facility permits the banks party thereto to require that the Company repay all indebtedness thereunder, and the Company's
9 3/8% Senior Subordinated Notes and 9 5/8% Senior Subordinated Notes permit the holders thereof to require the Company to repurchase the 9 3/8% Senior Subordinated Notes and 9 5/8% Senior Subordinated Notes upon the occurrence of certain events generally the same as those that would constitute a Change of Control. Although the Company would be obligated to repurchase all Notes tendered by the Holders thereof if a Change of Control were to occur (and the failure of the Company to repurchase such Notes would constitute a default with respect to the Notes), there can be no assurance that the Company would have sufficient funds to do so in view of, among other things, the change of control provisions and the restrictive covenants and acceleration provisions under the Existing Credit Facility, the 9 3/8% Senior Subordinated Notes and the 9 5/8% Senior Subordinated Notes.

     A "Change of Control" shall be deemed to have occurred at such time as either of the following events shall occur: (i) there shall be consummated any consolidation or merger of the Company in which the Company is not the continuing or surviving corporation or pursuant to which the Voting Stock (as defined below) would be converted into cash, securities or other property, other than a merger of the Company in which the holders of Voting Stock immediately prior to the merger have the same or greater proportionate ownership, directly or indirectly, of the Voting Stock of the surviving corporation immediately after such merger as they had of the Voting Stock immediately prior to such merger; or (ii) there is a report filed by any Person, including its Affiliates and Associates, on Schedule 13D or 14D-1 (or any successor schedule, form or report) pursuant to the Exchange Act, disclosing that such Person (for the purposes of this definition only, the term "Person" shall include a "person" within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision to either of the foregoing) has become the beneficial owner (as the term "beneficial owner" is defined under Rule 13d-3 or any successor rule or regulation promulgated under the Exchange Act) of 50% or more of the voting power of the Company's Voting Stock then outstanding; provided, however, that a Person shall not be deemed the beneficial owner of, or to own beneficially, (A) any securities tendered pursuant to a tender or exchange offer made by or on behalf of such Person or any of such Person's Affiliates or Associates until such tendered securities are accepted for purchase or exchange thereunder, or (B) any securities if such beneficial ownership (1) arises solely as a result of a revocable proxy delivered in response to a proxy or consent solicitation made pursuant to, and in accordance with, the applicable rules and regulations under the Exchange Act, and (2) is not also then reportable on
Schedule 13D (or any successor schedule, form or report) under the Exchange Act.

     Notwithstanding the foregoing provisions, a Change of Control shall not be deemed to have occurred if at any time the Company, any Subsidiary of the Company, any employee stock ownership plan or any other employee benefit plan of the Company or any Subsidiary of the Company, or any Person holding Voting Stock for or pursuant to the terms of any such employee benefit plan, files or becomes obligated to file a report under or in response to Schedule 13D or Schedule 14D-1 (or any successor schedule, form or report) under the Exchange Act disclosing beneficial ownership by it of shares of Voting Stock, whether in excess of 50% or otherwise.

     "9 5/8% Senior Subordinated Notes" means the Company's 9 5/8% Senior Subordinated Notes due 2006 issued under an indenture dated as of November 19, 1996 between the Company and SunTrust Bank, Atlanta.

     "9 3/8% Senior Subordinated Notes" means the Company's 9 3/8% Senior Subordinated Notes due 2003 issued under an indenture dated as of May 1, 1993 between the Company and The First National Bank of Boston.

     "Associate" shall have the meaning ascribed to such term in Rule 12b-2 of the General Rules and Regulations under the Exchange Act, as in effect on the date of the Indenture.

     "Change of Control Business Day" means a day on which banking institutions are not authorized or required by law or regulation to close in The City of New York.

     "Voting Stock" means, with respect to any Person, the capital stock of such Person having general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of such Person (irrespective of whether or not at the time capital stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

  Limitation on Incurrence of Additional Indebtedness

     The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee, extend the maturity of or in any other manner become liable with respect to, or otherwise become responsible for the payment of (collectively, "incur"), any Indebtedness unless after giving effect to the incurrence thereof and the receipt and application of the net proceeds therefrom either (i) the Consolidated Fixed Charge Coverage Ratio of the Company (determined on a pro forma basis for the last four fiscal quarters of the Company for which financial statements are available at the date of determination) is at least 2 to 1 or
(ii) the ratio of Indebtedness of the Company and its Restricted Subsidiaries to Consolidated Net Worth of the Company is less than 3.25 to 1.

     Notwithstanding the foregoing, the Company and its Restricted Subsidiaries may incur: (i) Refinancing Indebtedness; (ii) Non-Recourse Indebtedness incurred for the acquisition or improvement of real property and secured by mortgage Liens on such real property or improvements; (iii) Indebtedness to the Company or to Restricted Subsidiaries; and (iv) Indebtedness under the Existing Credit Facility in an aggregate principal amount at any one time of not more than $500 million.

  Limitations on Liens

     The Company will not, and will not permit any of its Restricted Domestic Subsidiaries to, directly or indirectly, incur or suffer to exist any Lien upon or with respect to any property or assets of the Company or any of its Restricted Domestic Subsidiaries (including, without limitation, any Capital Stock of any Restricted Subsidiary owned by the Company or any of its Restricted Domestic Subsidiaries), whether owned at the date of the Indenture or thereafter acquired, or any income or profits therefrom, and which Lien secures Indebtedness, whether such Indebtedness exists on the date of the Indenture or is incurred thereafter, without in any such case effectively providing that the Notes (together with, if the Company shall so determine, any other Indebtedness or obligations of the Company or such Restricted Domestic Subsidiary ranking equally with the Notes) shall be secured equally and ratably with the Indebtedness so secured, except that the foregoing restrictions shall not apply to Permitted Liens.

  Limitation on Indebtedness of Restricted Domestic Subsidiaries

     The Company will not permit any of its Restricted Domestic Subsidiaries, directly or indirectly, to incur or permit to be outstanding any Indebtedness other than: (i) guarantees of Indebtedness of the Company under the Existing Credit Facility or under a Substitute Credit Facility; (ii) Existing Indebtedness of any Restricted Domestic Subsidiary and Refinancing Indebtedness in respect of such Existing Indebtedness; (iii) reimbursement or payment obligations incurred in connection with municipally financed, or municipally assisted financings of, improvements in the ordinary course of business; (iv) Indebtedness incurred to finance the acquisition or improvement after the date of the Indenture of real property; (v) Indebtedness to the Company or to another Restricted Domestic Subsidiary; and (vi) Indebtedness existing on the date a Person (except a Person formed or organized by or on behalf of the Company for purposes other than to act as an acquisition vehicle) first became a Subsidiary of the Company and which was not incurred in connection with, or in contemplation of, such Person becoming a Subsidiary of the Company.

  Limitation on Capital Stock of Restricted Domestic Subsidiaries

     The Company will not permit any of its Restricted Domestic Subsidiaries, directly or indirectly, to issue or permit to be outstanding any Disqualified Capital Stock of such Restricted Domestic Subsidiary or any options, warrants or other rights to purchase any such Disqualified Capital Stock (including, without limitation, rights under convertible or exchangeable debt securities) except any such Disqualified Capital Stock issued prior to the time a Person (except a Person formed or organized by or on behalf of the Company for purposes other than to act as an acquisition vehicle) first became a Subsidiary of the Company and which was not issued in connection with, or in contemplation of, such Person becoming a Subsidiary of the Company.

  Limitation on Restrictions on Distributions from Restricted Domestic Subsidiaries

     The Company will not, and will not permit any of its Restricted Domestic Subsidiaries to, directly or indirectly, create, assume or otherwise cause or permit to exist or to become effective any consensual encumbrance or restriction on the ability of any Restricted Domestic Subsidiary to: (i) pay dividends or make any other distributions on its Capital Stock or on any other interest or participation in, or measured by, its profits, owned by the Company or any of its other Restricted Subsidiaries, or pay interest on or principal of any Indebtedness owed to the Company or any of its other Restricted Subsidiaries;
(ii) make loans or advances to the Company or any of its other Restricted Subsidiaries; or (iii) transfer any of its properties or assets to the Company or any of its other Restricted Subsidiaries, except for encumbrances and restrictions existing or created under or by reason of (a) applicable law; (b) covenants or restrictions contained in Existing Indebtedness; (c) customary provisions restricting subletting or assignment of any contract or of any lease governing a leasehold interest of the Company or any Restricted Domestic Subsidiary; (d) restrictions under any instrument creating or evidencing any Acquired Indebtedness that was permitted to be incurred pursuant to the Indenture and the Notes and which (1) only apply to assets that were subject to such restrictions and encumbrances prior to the acquisition of such assets by the Company or its Restricted Domestic Subsidiaries and (2) were not created in connection with, or in contemplation of, such acquisition; (e) restrictions replacing those permitted by clause (b) or (d) which are not more restrictive than, and do not extend to any Persons or assets other than the Persons or assets subject to, the restrictions and encumbrances so replaced; (f) restrictions under any instrument creating or evidencing any Refinancing Indebtedness which are not more restrictive than those under, and do not extend to any Persons or assets other than the Persons or assets subject thereto under, the instrument creating or evidencing the Indebtedness being refunded, extended or refinanced by such Refinancing Indebtedness; (g) any Permitted Lien or any agreement restricting the sale or other disposition of property securing Indebtedness permitted by the Indenture and the Notes if such Permitted Lien or agreement, as the case may be, does not by its terms expressly restrict the ability of a Restricted

Domestic Subsidiary of the Company to make any of the dividends, payments, distributions, loans, advances or transfers referred to in clauses (i), (ii) or
(iii) above; (h) reasonable and customary borrowing base covenants set forth in credit agreements evidencing Indebtedness otherwise permitted by the Indenture and the Notes which covenants restrict or limit the distribution of revenues or sale proceeds from real estate or a real estate project based upon the amount of Indebtedness outstanding on such real estate or real estate project and the value of some or all of the remaining real estate or the project's remaining assets; (i) customary agreements entered into in the ordinary course of business restricting the ability of a joint venture to make distributions or payments of cash or property to participants in such joint venture; or (j) the Existing Credit Facility or a Substitute Credit Facility but only so long as no such encumbrance or restriction under the Existing Credit Facility or a Substitute Credit Facility by its terms expressly restricts the ability of a Restricted Domestic Subsidiary of the Company to make any of the dividends, payments, distributions, loans, advances or transfers referred to in clauses (i), (ii) or
(iii) above (it being understood that covenants requiring or having the effect of requiring the maintenance of a specified level of net worth which do not by their terms expressly restrict the ability of a Restricted Domestic Subsidiary of the Company to make any such dividends, payments, distributions, loans, advances or transfers referred to in clauses (i), (ii) or (iii) above shall be permitted under this clause (j)).

  Maintenance of Consolidated Net Worth

     If the Consolidated Net Worth of the Company at the end of each of any two consecutive fiscal quarters (the last day of such second fiscal quarter being referred to as the "Trigger Date") is less than $195 million, then the Company will make an offer (a "Net Worth Offer"), on a date (a "Net Worth Repurchase Date") falling on or before the last day of the next following fiscal quarter, to acquire Notes in an aggregate principal amount equal to 10% of the aggregate principal amount of the Notes initially issued (or such lesser amount of Notes as may be outstanding at the time such Net Worth Offer is made) at a purchase price equal to 100% of principal amount thereof, plus accrued and unpaid interest to the Net Worth Repurchase Date. The Company may credit against its obligation to purchase Notes on a Net Worth Repurchase Date the principal amount of Notes acquired by the Company and surrendered for cancellation through optional purchase or optional exchange subsequent to the related Trigger Date. In no event shall the failure to meet the minimum Consolidated Net Worth requirement set forth above at the end of any fiscal quarter be counted toward the making of more than one Net Worth Offer.

     The Company or, at the request of the Company, the Trustee will mail a Net Worth Offer to acquire Notes as described above not less than 30 days nor more than 60 days prior to the Net Worth Repurchase Date to each Holder at its registered address. Such notice will contain instructions and materials necessary to enable Holders to tender their Notes to the Company. Notes may be surrendered for repurchase in whole or in part in integral multiples of $1,000. If any Net Worth Offer to acquire Notes is oversubscribed, the Company shall acquire Notes pro rata (subject to rounding).

     The Company will comply with the applicable securities laws and regulations in connection with each Net Worth Offer, including but not limited to Section 14(e) of the 1934 Act (and the rules thereunder) and other applicable tender offer rules.

  Limitation on Restricted Payments

     The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any Restricted Payment if, after giving effect thereto, (i) a Default or an Event of Default shall have occurred and be continuing; or (ii) the aggregate amount of Restricted Payments (the amount of any Restricted Payment, if other than in cash, to be determined by the Board of Directors of the Company, whose reasonable determination shall be conclusive and evidenced by a Board Resolution certified by an Officers' Certificate and filed with the Trustee) made by the Company and its Restricted Subsidiaries from and after the date of the Indenture would exceed the sum of
(a) 50% of the Consolidated Net Income of the Company accrued on a cumulative basis for the period commencing on September 1, 1996 (the "Commencement Date") and ending on the last day (the "Reference Day") of the Company's last fiscal quarter ending prior to the date of such proposed Restricted Payment (or, in the event such Consolidated Net Income as so determined on a cumulative basis shall be a deficit, minus 100% of such deficit), (b) the aggregate net proceeds, including the fair market value of property other than cash (such fair market value to be determined by a majority of the disinterested members of the full Board of Directors of the Company, whose reasonable determination shall be conclusive and evidenced by a Board Resolution certified by an Officers' Certificate and filed with the Trustee), received by the Company from any Person (other than a Restricted Subsidiary) after the Commencement Date and on or prior to the Reference Date from the issue or sale of Qualified Capital Stock of the Company, or any options, warrants or other rights (other than convertible or exchangeable debt securities except as provided below) to purchase Qualified Capital Stock of the Company, or from the issuance or sale of debt securities of the Company which are converted into or exchanged for Qualified Capital Stock of the Company, and (c) $75 million; or
(iii) the Company would be unable to incur an additional $1.00 of Indebtedness pursuant to the first paragraph of the covenant described above under "Description of the Notes -- Certain Covenants -- Limitation on Incurrence of Additional Indebtedness"; provided, however, that the foregoing provisions shall not prevent (a) the payment of any dividend or distribution within 60 days after the date of declaration thereof, if the payment would have complied with the foregoing provisions on the date of such declaration or (b) the repurchase or redemption of shares of Capital Stock from any officer, director or employee of the Company or its Restricted Subsidiaries whose employment has been terminated or who has died or become disabled in an aggregate amount not to exceed $5,000,000 for any fiscal year of the Company; provided that amounts paid pursuant to this clause (b) shall reduce amounts available for future Restricted Payments.

  Mergers and Sales of Assets

     The Company will not merge or consolidate with or into any other Person and will not sell, lease or convey all or substantially all of its assets to any other Person, unless (i) either the Company shall be the continuing corporation, or the successor Person (if other than the Company) or the Person that acquires by sale, lease or conveyance all or substantially all the assets of the Company shall be a corporation organized and existing under the laws of the United States of America or any State thereof or the District of Columbia and shall expressly assume the due and punctual payment of the principal of and interest on all the Notes, according to their tenor, and the due and punctual performance and observance of all of the covenants and conditions in the Indenture and the Notes to be performed or observed by the Company, by supplemental indenture satisfactory to the Trustee, executed and delivered to the Trustee by such corporation, (ii) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing, (iii) immediately after giving effect to such transaction, the Company or such corporation, as the case may be, would be able to incur at least $.50 of additional Indebtedness pursuant to the first paragraph of the covenant described under "Description of the Notes -- Certain Covenants -- Limitation on Incurrence of Additional Indebtedness", and (iv) the Company shall have delivered to the Trustee an Officers' Certificate and Opinion of Counsel, each stating that such transaction and such supplemental indenture comply with the Indenture and the Notes, and that all conditions precedent relating to such transaction have been complied with. Upon the assumption of the Company's obligation by such a corporation in such circumstances, the Company shall (except in the case of a lease) be discharged from all obligations under the Notes and the Indenture.

  Limitations on Transactions with Officers, Directors and Employees

     The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, (i) make any loan, advance, guarantee or capital contribution to, or for the benefit of, or (ii) sell, lease, transfer or otherwise dispose of any of its properties or assets to, or for the benefit of, or (iii) purchase or lease any property or assets from, or (iv) enter into or amend any contract, agreement or understanding with, or for the benefit of,
(a) any officer, director or employee of the Company, (b) any officer, director or employee of a Subsidiary of the Company (provided that clause (iv) above shall not apply with respect to this clause (b)) or (c) any former officer or director of the Company or any of its Subsidiaries who owns, directly or indirectly, 7.5% or more of the voting power of the Common Stock of the Company (each an "Affiliate Transaction"), except on terms that are no less favorable to the Company or the relevant Restricted Subsidiary, as the case may be, than those that could have been obtained in a comparable transaction on an arm's length basis from a Person that is not such an officer, director or employee.

     Notwithstanding the foregoing, the term "Affiliate Transaction" shall not include any transaction with an officer, director or employee of the Company or of any Subsidiary of the Company in their capacity as officer, director or employee entered into in the ordinary course of business or which is consistent with past practice (including compensation and employee benefit arrangements with any officer, director or employee of the Company or of any Subsidiary of the Company) and shall not include the acquisition by any officer, director or employee of the Company of any securities of the Company in the open market in arm's length transactions.

  Limitation on Investments in Restricted Foreign Subsidiaries, Unrestricted Subsidiaries and Equity Method Persons

     The Company will not, and will not permit any of its Restricted Domestic Subsidiaries to, directly or indirectly, make any Investment in any Restricted Foreign Subsidiary, Unrestricted Subsidiary or Equity Method Person (each, a "Subject Entity") if, after giving effect thereto, the aggregate amount of all such Investments made after the date of the Indenture would exceed the sum of
(i) $110 million, (ii) the aggregate amount of cash dividends and distributions received by the Company after the date of the Indenture from Subject Entities,
(iii) in the case of any such Investment made after the date of the Indenture as a loan or advance to, or purchase (or other acquisition for consideration) of Indebtedness or other debt securities of, a Subject Entity, the amount of all cash repayments of principal of such loans, advances, Indebtedness or debt securities paid to the Company or any of its Restricted Domestic Subsidiaries (or to a Person designated by the Company or any of its Restricted Domestic Subsidiaries, which Person is not a Subsidiary or Affiliate of the Company) by such Subject Entity, (iv) in the case of any such Investment made after the date of the Indenture as a capital contribution to, or purchase (or other acquisition for consideration) of Capital Stock or other equity securities of, a Subject Entity, the aggregate cash amount paid to the Company or any of its Restricted Domestic Subsidiaries (or to a Person designated by the Company or any of its Restricted Domestic Subsidiaries, which Person is not a Subsidiary or Affiliate of the Company) by such Subject Entity as a return of such capital or to repurchase such Capital Stock or other equity securities (not to exceed the respective amount paid to purchase such Capital Stock or equity securities), and
(v) in the case of any other such Investment made in a Subject Entity after the date of the Indenture, the cash amount paid to the Company or any of its Restricted Domestic Subsidiaries (or to a Person designated by the Company or any of its Restricted Domestic Subsidiaries, which Person is not a Subsidiary or Affiliate of the Company) by such Subject Entity as a repayment or reimbursement of such Investment.

EVENTS OF DEFAULT

     An Event of Default with respect to the Notes will be defined as any of the following: (i) default for 30 days in the payment of any interest on the Notes when due; (ii) default in the payment of any principal of the Notes when due, either at maturity, upon repurchase at the option of the Holders, by declaration of acceleration or otherwise; (iii) default in the observance or performance by the Company of any of its other covenants or agreements contained in the Indenture (other than a covenant or agreement contained in the Indenture solely for the benefit of a series of Debt Securities other than the Notes) or the Notes for 60 days (or for 10 days in the case of any of the other covenants described above under "Description of the Notes -- Certain Covenants -- Change of Control") after notice from the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding; (iv) a default under any mortgage, indenture or other instrument or agreement (including the Indenture with respect to any other series of Debt Securities) under which there may be issued or by which there may be secured or evidenced any Indebtedness (other than Non-Recourse Indebtedness) of the Company or any Restricted Subsidiary, whether such Indebtedness existed on the date of the Indenture or shall be created thereafter, if (a) such default results from the failure to pay any such Indebtedness when due (provided that no such failure to pay Indebtedness when due shall be deemed to have occurred so long as the Company or such Restricted Subsidiary, as the case may be, shall be contesting whether such Indebtedness is due in good faith by appropriate proceedings) or as a result of such default the maturity of such Indebtedness has been accelerated prior to its expressed maturity and (b) the sum of (x) the principal amount of such Indebtedness plus (y) the aggregate principal amount of all other such Indebtedness in default for failure to pay any such Indebtedness when due or the maturity of which has been so accelerated, equals $20,000,000 or more, individually, or $40,000,000 or more, in the aggregate, without such Indebtedness having been discharged or such acceleration having been rescinded or annulled within a period of 30 days after notice to the Company from the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding; and (v) certain events of bankruptcy, insolvency or reorganization relating to the Company or any of its Restricted Significant Subsidiaries.

     The Indenture provides that, if an Event of Default shall have occurred and be continuing, either the Trustee or the Holders of not less than 25% in principal amount of the Notes then outstanding may declare the principal of all Notes and interest accrued thereon to be due and payable immediately. Upon certain conditions such declaration may be annulled and past defaults may be waived by the Holders of a majority in principal amount of the Notes then outstanding.

     The Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during a default to act with the required standard of care, to be indemnified by the Holders of the Notes before proceeding to exercise any right or power under the Indenture at the request of such Holders. Subject to such provisions in the Indenture for the indemnification of the Trustee and certain other limitations, the Holders of a majority in principal amount of the Notes then outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

     The Indenture provides that no Holder of Notes may institute any action against the Company under the Indenture (except actions for payment of overdue principal or interest) unless such Holder previously shall have given to the Trustee written notice of default and continuance thereof and unless the Holders of not less than 25% in principal amount of the Notes then outstanding shall have requested the Trustee to institute such action and shall have offered the Trustee reasonable indemnity, the Trustee shall not have instituted such action within 60 days of such request and the Trustee shall not have received any direction inconsistent with such written request by the Holders of a majority in principal amount of the Notes then outstanding.

DEFEASANCE AND DISCHARGE

     The Company may be discharged from its obligation to comply with the covenants described above (including its obligation to offer to repurchase Notes following a Change of Control and as described above under "Certain
Covenants -- Maintenance of Consolidated Net Worth"), and also may be discharged from its obligations under the Indenture (including such covenants and its obligations to pay the principal of and interest on the Notes), as set forth below. (Section 10.1)

     The Company may discharge its obligations under the Indenture (excluding its obligation to pay principal and interest on the Notes when due and certain other obligations thereunder, but including its obligations under the covenants described under "Certain Covenants") relating to any Notes that have not already been delivered to the Trustee for cancellation and that have either become due and payable or are by their terms due and payable within one year by irrevocably depositing with the Trustee cash, as trust funds, in an amount sufficient to pay at maturity (or upon repayment at the option of the Holder) the principal of and interest on the Notes.

     The Company may also discharge its obligations to Holders of the Notes (including its obligations to pay the principal thereof and interest thereon and its obligations under the Indenture, including the covenants described above under "Certain Covenants") ("defeasance"), but will remain obligated to register the transfer or exchange of the Notes, to replace any temporary, mutilated, destroyed, lost, or stolen Notes and to maintain an office or agency in respect of the Notes and certain other obligations. The Company may instead be discharged with respect to the Notes from the obligations imposed by the covenants described above under "Certain Covenants" (other than its obligation to pay the principal of and interest on the Notes when due), and omit to comply with each such covenant (other than as aforesaid) without creating an Event of Default ("covenant defeasance"). Defeasance or covenant defeasance of the Notes may be effected only if, among other things: (i) the Company irrevocably deposits with the Trustee cash or U.S. Government Obligations, or a combination thereof, as trust funds in an amount certified to be sufficient to pay at maturity (or upon repayment at the option of the Holders) the principal of and interest on all outstanding Notes; (ii) the

Company delivers to the Trustee an opinion of counsel to the effect that the Holders of the Notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred (and, in the case of defeasance, such opinion must refer to and be based upon a ruling of the Internal Revenue Service or a change after the date of the Indenture in applicable federal income tax laws); and (iii) the Company delivers to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally, except that if a court were to rule under any such law in any case or proceeding that the trust funds remained property of the Company, then the Trustee and the Holders of the Notes would be entitled to certain rights as secured creditors in such trust funds.

MODIFICATION OF THE INDENTURE

     The Indenture will provide that the Company and the Trustee may enter into supplemental indentures without the consent of the Holders of the Notes as described in the Prospectus in the first paragraph under "Description of the Debt Securities -- Modification of the Indentures". In addition, the Indenture will contain provisions permitting the Company and the Trustee, with the consent of the Holders of not less than a majority in principal amount of the Notes then outstanding, to add any provisions to, or change in any manner or eliminate any of the provisions of, the Indenture insofar as it relates to the Notes or modify in any manner the rights of the Holders of the Notes; provided that the Company and the Trustee may not, without the consent of the Holder of each outstanding Note affected thereby, (i) extend the stated maturity of the principal of any Note or any date on which the Change of Control Repurchase Price or Net Worth Repurchase Price is payable or reduce the principal amount thereof or premium, if any, thereon or reduce the rate or extend the time of payment of interest thereon, or reduce any amount payable on redemption or repayment thereof, or make the principal thereof, or premium, if any, or interest thereon payable in any coin or currency other than U.S. dollars, or modify the percentage of Holders required to waive any default or rescind and annul any declaration of acceleration, or impair the right to institute suit for the enforcement of any payment on any Note when due or any right of repayment, repurchase or redemption at the option of the Holder thereof, or (ii) reduce the aforesaid percentage of Notes, the consent of the Holders of which is required for any such modification.

CERTAIN DEFINITIONS

     "Acquired Indebtedness" means (i) with respect to any Person (except a Person formed or organized by or on behalf of the Company for purposes other than to act as an acquisition vehicle) that becomes a Subsidiary of the Company after the date of the Indenture, Indebtedness of such Person and its Subsidiaries existing at the time such Person becomes a Subsidiary of the Company that was not incurred in connection with, or in contemplation of, such Person becoming a Subsidiary of the Company, (ii) with respect to the Company or any of its Subsidiaries, any Indebtedness incurred by the Company or any of its Subsidiaries in connection with the acquisition of an asset from another Person after the date of the Indenture that was not incurred in connection with, or in contemplation of, such acquisition.

     "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

     "Capital Stock" of any Person means any and all shares, interests, participations or other equivalents (however designated) in or of the equity (which includes, but is not limited to, common stock, preferred stock and partnership and joint venture interests) of such Person.

     "Capitalized Lease Obligation" means an obligation under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP.

     "Common Stock" of any Person means all Capital Stock of such Person that is generally entitled to (i) vote in the election of directors of such Person or
(ii) if such Person is not a corporation, vote or otherwise participate in the selection of the governing body, partners, managers or others that will control the management and policies of such Person.

     "Consolidated Adjusted Net Income" of the Company means, for any period, the Consolidated Net Income of the Company and its Restricted Subsidiaries for such period, provided that (i) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded and (ii) the Net Income of any Person which is not a Restricted Subsidiary or is an Equity Method Person shall be included only to the extent of the amount of cash dividends or distributions paid by it to the Company or a Restricted Subsidiary during such period.

     "Consolidated Fixed Charge Coverage Ratio" means, for any period, the ratio of (i) the sum, without duplication, of Consolidated Adjusted Net Income, Consolidated Interest Expense (but only to the extent that such Consolidated Interest Expense reduces such Consolidated Adjusted Net Income for such period), Consolidated Tax Expense, depreciation and amortization (including, without limitation, previously capitalized interest amortized to cost of sales), in each case for such period, of the Company and its Restricted Subsidiaries (determined on a consolidated basis in accordance with GAAP) to (ii) Consolidated Interest Expense of the Company and its Restricted Subsidiaries for such period; provided, however, that in making such computation, the Consolidated Interest Expense attributable to interest on any Indebtedness computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the date of computation had been the applicable rate for the entire period unless such interest rate has been fixed by hedging or other similar contracts or agreements, in which case such interest rate shall be deemed to be equal to such fixed rate of interest.

     "Consolidated Interest Expense" means, for any period, the aggregate amount of interest which, in conformity with GAAP, would be set forth opposite the caption "interest expense" or any like caption on a consolidated income statement of the Company and its Restricted Subsidiaries (including, but not limited to, imputed interest on Capitalized Lease Obligations, all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, the net costs associated with hedging obligations, amortization of other financing fees and expenses, the interest portion of any deferred payment obligation, amortization of discount or premium, if any, and all other non-cash interest expense (other than previously capitalized interest amortized to cost of sales)) plus, without duplication, all capitalized interest of the Company and its Restricted Subsidiaries for such period and all interest incurred or paid by the Company or any of its Restricted Subsidiaries under any guarantee of Indebtedness (including a guarantee of principal, interest or any combination thereof) of any Person for such period, in each case determined on a consolidated basis in accordance with GAAP.

     "Consolidated Net Income" of the Company means, for any period, the consolidated Net Income of the Company and its Restricted Subsidiaries for such period, determined in accordance with GAAP.

     "Consolidated Net Worth" means the consolidated shareholders' equity of the Company.

     "Consolidated Tax Expense" of the Company means, for any period, the consolidated federal, state, local and foreign tax expense of the Company and its Restricted Subsidiaries for such period, determined in accordance with GAAP.

     "Default" means any event or condition which is or, with notice or lapse of time or both, would be an Event of Default.

     "Disqualified Capital Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable other than solely for Qualified Capital Stock, pursuant to a sinking fund obligation or otherwise, or is redeemable or required to be repurchased or repaid at the option of the holder thereof for consideration other than solely for Qualified Capital Stock, in whole or in part, on or prior to the final maturity date of the Notes; provided that, in the case of any Restricted Domestic Subsidiary through which the Company conducts any real estate joint venture, the fact that any participant in such joint venture who holds Capital Stock of such Restricted Domestic Subsidiary may have the right, pursuant to a "buy-sell" agreement or similar arrangement, to require that the Company or any other Subsidiary of the Company purchase such Capital Stock from such joint venturer, shall not cause such Capital Stock to be deemed Disqualified Capital Stock.

     "Equity Method Person" means, as of any date of determination, any Person (other than a Subsidiary of the Company) which is or is required to be accounted for by the Company by the equity method of accounting in the Company's consolidated financial statements in accordance with GAAP.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended.

     "Existing Credit Facility" means the 1997 Revolving Loan Agreement dated as of April 21, 1997 among the Company, the banks party thereto, Bank of America National Trust and Savings Association, as administrative agent, Credit Lyonnais, as documentation agent, and the other parties thereto, and any credit facility which is an extension or renewal thereof (including, in each case, any increase in the amount of credit available thereunder).

     "Existing Indebtedness" means all Indebtedness of the Company and its Restricted Subsidiaries that is outstanding on the date of the Indenture.

     "GAAP" means generally accepted accounting principles as in effect and implemented by the Company from time to time.

     A "guarantee" by any Person means any obligation, contingent or otherwise, of such Person directly or indirectly guaranteeing any Indebtedness of any other Person including, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person to purchase or pay principal of or interest on (or advance or supply funds or pledge assets for the purchase or payment of or payment of interest on) Indebtedness of such other Person (whether by agreement to provide additional capital or to maintain financial condition or other similar agreement).

     "incur" has the meaning set forth under "Description of the Notes -- Certain Covenants -- Limitation on Incurrence of Additional Indebtedness".

     "Indebtedness" means (i) any liability of any Person (a) for borrowed money or for the deferred purchase price of property or services (other than current liabilities, including trade payables, arising in the ordinary course of business) or which is evidenced by a note, bond, debenture or similar instrument, and which would appear as a liability upon a balance sheet of such Person prepared on a consolidated basis in accordance with GAAP, or (b) for the payment of money relating to a Capitalized Lease Obligation; (ii) any liability of such Person in respect of letters of credit or other similar instruments (or reimbursement obligations with respect thereto), but this clause (ii) does not include letters of credit provided in the ordinary course of business and securing performance (and not financial) obligations and performance, completion, surety or similar bonds or obligations provided in the ordinary course of business; (iii) any liability or obligation of others described in clause (i) or (ii) with respect to which such Person has made a guarantee or similar arrangement, directly or indirectly (to the extent of such guarantee or arrangement), but this clause (iii) does not include obligations in respect of banker's acceptances and performance, completion, surety or similar bonds or obligations provided in the ordinary course of business; and (iv) all Indebtedness of others secured by a Lien (other than assessment district and similar Liens arising in connection with municipal financings) on any asset of such Person, whether or not such Indebtedness is assumed by such Person. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations described above and the maximum liability of such Person for any such contingent obligations at such date. To the extent such Person guarantees the obligation of another Person to pay interest on Indebtedness owed by such other Person, then a designated percentage of the interest guaranteed or the principal amount of the underlying Indebtedness, as the case may be, shall be deemed Indebtedness of the referent Person. For purposes of this definition, the amount of such deemed Indebtedness of the referent Person shall be equal to the lesser of (a) the aggregate principal amount of the underlying Indebtedness relating to such interest guarantee and (b) the aggregate amount of interest due and payable over the term of such Indebtedness (or the term of the Notes, if shorter) determined based upon the rate of interest in effect as of the date of such determination, together with the maximum prepayment premium or penalty which could become due or payable with respect to such Indebtedness if such Indebtedness were prepaid prior to the maturity of the Notes.

     "Investment" of any Person means (i) all investments by such Person in any other Person in the form of loans, advances or capital contributions, (ii) all payments of Indebtedness or other obligations of any other Person by such Person, (iii) all purchases (or other acquisitions for consideration) by such Person of Indebtedness, Capital Stock or other securities of any other Person, and (iv) all other items that would be classified as investments (including, without limitation, purchases of assets outside the ordinary course of business) on a balance sheet of such Person prepared in accordance with GAAP.

     "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or other similar encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including, without limitation, any conditional sale or other title retention agreement and any lease in the nature thereof, any option or other agreement to sell, and any filing of, or agreement to give, any financing statement under the Uniform Commercial Code (or equivalent statute) of any jurisdiction).

     "Mortgage Finance Subsidiary" means Kaufman and Broad Mortgage Company, an Illinois corporation.

     "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP, excluding, however, (i) any gain (but not loss) realized upon the sale or other disposition (including, without limitation, dispositions pursuant to sale and leaseback transactions) of any real property or equipment of such Person which is not sold or otherwise disposed of in the ordinary course of business, and (ii) any gain (but not loss) realized upon the sale or other disposition of any Capital Stock of such Person or any of its Restricted Subsidiaries owned by such Person.

     "Non-Recourse Indebtedness" means Indebtedness secured by a Lien on property to the extent that the liability for such Indebtedness (and any interest thereon) is limited to the security of such property without liability on the part of the Company or any of its Subsidiaries for any deficiency, including liability by reason of any agreement by the Company or any of its Subsidiaries to provide additional capital or maintain the financial condition of or otherwise support the credit of the Person incurring such Indebtedness.

     "Permitted Liens" means (i) Liens for taxes, assessments or governmental charges or claims that either (a) are not yet delinquent or (b) are being contested in good faith by appropriate proceedings and as to which appropriate reserves have been established or other provisions have been made in accordance with GAAP; (ii) statutory Liens of landlords and carriers', warehousemen's, mechanics', suppliers', materialmen's, repairmen's or other Liens imposed by law and arising in the ordinary course of business and with respect to amounts that, to the extent applicable, either (a) are not yet delinquent or (b) are being contested in good faith by appropriate proceedings and as to which appropriate reserves have been established or other provisions have been made in accordance with GAAP; (iii) Liens (other than any Lien imposed by the Employee Retirement Income Security Act of 1974, as amended) incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security; (iv) Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory obligations, surety and appeal bonds, progress payments, government contracts and other obligations of like nature (exclusive of obligations for the payment of borrowed money), in each case incurred in the ordinary course of business;
(v) judgment and other similar Liens arising in connection with court proceedings, provided that either (A) the execution or enforcement of each such Lien is effectively stayed and the claims secured thereby are being contested in good faith by appropriate proceedings timely commenced and diligently prosecuted or (B) the aggregate amount of the claims secured thereby does not exceed $10,000,000 at any time; (vi) easements, rights-of-way, restrictions and other similar charges or encumbrances not materially interfering with the ordinary conduct of the business of the Company and its Subsidiaries; (vii) leases or subleases granted to others not materially interfering with the ordinary conduct of the business of the

Company and its Subsidiaries; (viii) Liens securing Refinancing Indebtedness, provided that such Liens only extend to the property or assets securing the Indebtedness being refinanced, such refinanced Indebtedness was previously secured by similar Liens on such property or assets and the Indebtedness and other obligations secured by such Liens are not increased; (ix) Liens existing on the date of the Indenture, provided that the Indebtedness secured by such Liens is not increased (except pursuant to the terms of such Indebtedness as in effect on the date of the Indenture) and that no such Lien extends to any property or assets of the Company or any Subsidiary other than the property or assets subject to such Lien on the date of the Indenture; (x) any contract to sell an asset provided such sale is otherwise permitted under the Indenture and the Notes; (xi) Liens existing on property or assets of any entity (except an entity formed or organized by or on behalf of the Company for purposes other than to act as an acquisition vehicle) at the time it becomes a Restricted Domestic Subsidiary, which Liens were not created or assumed in contemplation of, or in connection with, such entity becoming a Restricted Domestic Subsidiary and which extend only to such property or assets, provided that the Indebtedness secured by such Liens is not increased (except pursuant to the terms of such Indebtedness as in effect on the date such entity becomes a Restricted Domestic Subsidiary, so long as such terms are not altered, in connection with or in contemplation of such transaction, to provide for an increase in such Indebtedness); (xii) Liens existing on property or assets of any entity (except an entity formed or organized by or on behalf of the Company for purposes other than to act as an acquisition vehicle) at the time it is merged or consolidated with or into the Company or any of its Restricted Domestic Subsidiaries, which Liens were not created or assumed in contemplation of, or in connection with, such transaction and which extend only to such property or assets, provided that the Indebtedness secured by such Liens is not increased (except pursuant to the terms of such Indebtedness as in effect on the date of such transaction, so long as such terms are not altered, in connection with or in contemplation of such transaction, to provide for an increase in such Indebtedness); (xiii) Liens existing on property or assets at the time of the acquisition thereof by the Company or any of its Restricted Domestic Subsidiaries, which Liens were not created or assumed in contemplation of, or in connection with, such acquisition and which extend only to such property or assets, provided that the Indebtedness secured by such Liens is not increased (except pursuant to the terms of such Indebtedness as in effect on the date of such acquisition, so long as such terms are not altered, in connection with or in contemplation of such acquisition, to provide for an increase in such Indebtedness); (xiv) Liens on real property and improvements securing Indebtedness of the Company or any of its Restricted Subsidiaries incurred to finance the acquisition or improvement after the date of the Indenture of such real property, which Liens are either existing at the time of such acquisition or at the time of completion of such improvements or created within six months after such acquisition or improvement; (xv) Liens securing Indebtedness in an aggregate amount at any time outstanding not to exceed 10% of the sum of (A) the Company's Consolidated Net Worth at such time plus (B) the consolidated minority interests of the Company (determined in accordance with GAAP) at such time; (xvi) Liens arising as the result of the rights of a third party to receive, or the granting, pledging or transferring to a third party of rights to receive, payments from any Restricted Foreign Subsidiary in return for payments made by or on behalf of such third party to the Company or a Restricted Subsidiary of the Company (or to a Person designated by the Company or a Restricted Subsidiary of the Company, which Person is not a Subsidiary or Affiliate of the Company) in an approximately equal amount (after giving effect to adjustments reflecting the time value of money); (xvii) Liens securing Indebtedness owed to the Company or any Restricted Domestic Subsidiary by another Restricted Domestic Subsidiary; (xviii) rights of banks arising by operation of law to set off deposits against debts owed to said banks; and (xix) any interest or title of a lessor in property subject to any Capitalized Lease Obligation (other than in property owned by the Company or any of its Restricted Domestic Subsidiaries on the date of the Indenture and not, as of such date, subject to any such Capitalized Lease Obligation), which Capitalized Lease Obligation is entered into within six months of the acquisition of such property by the Company or such Restricted Domestic Subsidiary.

     "Person" means any individual, corporation, partnership, joint venture, association, joint stock company, trust, limited liability company, unincorporated organization or government or any agency or political subdivision thereof.

     "Qualified Capital Stock" means Capital Stock other than Disqualified Capital Stock.

     "Refinancing Indebtedness" means Indebtedness that solely refunds, refinances or extends, and is incurred within six months of the scheduled maturity date or a mandatory repurchase date or optional redemption date of, any Notes, Existing Indebtedness (excluding any Existing Indebtedness repaid with the proceeds from the sale of the Notes) or other Indebtedness incurred by the Company or its Restricted Subsidiaries pursuant to the terms of the Indenture and the Notes, but only to the extent that (i) if the Indebtedness being refunded, refinanced or extended is subordinated to the Notes, the Refinancing Indebtedness is also subordinated to the Notes at least to the extent and in the manner as such Indebtedness, (ii) if the Indebtedness being refunded, refinanced or extended is subordinated to the Notes, the Refinancing Indebtedness (a) is scheduled to mature either no earlier than the Indebtedness being refunded, refinanced or extended or after the scheduled maturity date of the Notes and (b) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred that is equal to or greater than the Weighted Average Life to Maturity of the Indebtedness being refunded, refinanced or extended,
(iii) such Refinancing Indebtedness is in an aggregate principal amount that is equal to or less than the aggregate principal amount then outstanding under the Indebtedness being refunded, refinanced or extended and (iv) such Refinancing Indebtedness is incurred by the same Person that initially incurred the Indebtedness being refunded, refinanced or extended except that (a) the Company may incur Refinancing Indebtedness to refund, refinance or extend Indebtedness of any Restricted Subsidiary and (b) any Restricted Subsidiary may incur Refinancing Indebtedness to refund, refinance or extend Indebtedness of any other Restricted Subsidiary.

     "Restricted Domestic Subsidiary" means, as of any date of determination, a Restricted Subsidiary (i) that is organized under the laws of the United States of America or any state thereof or the District of Columbia and (ii) the majority of the assets of which (as reflected on a balance sheet of such Subsidiary prepared in accordance with GAAP) is located in the United States of America.

     "Restricted Foreign Subsidiary" means, as of any date of determination, a Restricted Subsidiary that is not a Restricted Domestic Subsidiary.

     "Restricted Payment" means, with respect to any Person, (i) the declaration or payment of any dividend or the making of any other payment or distribution of cash, securities or other property in respect of such Person's Capital Stock or in respect of any warrants, options or other rights (other than convertible or exchangeable debt securities of such Person) to purchase or acquire such Person's Capital Stock (except that a dividend payable solely in Qualified Capital Stock of the Company shall not constitute a Restricted Payment), (ii) any payment on account of the purchase, redemption, retirement or other acquisition for value of such Person's Capital Stock or any warrants, options or other rights (other than convertible or exchangeable debt securities of such Person) to purchase or acquire such Person's Capital Stock, or any other payment or distribution made in respect thereof, either directly or indirectly, or (iii) any principal payment, redemption, repurchase, defeasance or other acquisition or retirement, prior to scheduled principal payment or scheduled maturity, of Indebtedness (other than collateralized mortgage obligations issued by Subsidiaries of the Mortgage Finance Subsidiary) of the Company or any of its Subsidiaries which is subordinated in right of payment to the Notes; provided, however, that with respect to the Company and its Restricted Subsidiaries, Restricted Payments shall not include (a) any payment described in clause (i) or
(ii) above made to the Company or any of its Restricted Subsidiaries by any of the Company's other Restricted Subsidiaries, (b) any exchange offer, but only to the extent the Company exchanges solely Capital Stock of the Company (other than Disqualified Stock) for Indebtedness of the Company or a Restricted Subsidiary in such exchange offer or (c) any redemption, repurchase or retirement of Indebtedness (the Indebtedness being so redeemed, repurchased or retired being hereinafter called "Subject Indebtedness") described in clause (iii) above if made from the proceeds of Indebtedness which (x) is subordinated to the Notes to the same extent as the Subject Indebtedness, (y) is scheduled to mature either no earlier than the Subject Indebtedness or after the scheduled maturity date of the Notes and (z) has a Weighted Average Life to Maturity at the time such Indebtedness is incurred that is equal to or greater than the Weighted Average Life to Maturity of the Subject Indebtedness.

     "Restricted Significant Subsidiary" means any Restricted Subsidiary which is a "significant subsidiary" as defined in Rule 1-02 of Regulation S-X under the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended (as such Regulation S-X was in effect on June 1, 1996).

     "Restricted Subsidiary" means a Subsidiary of the Company which is not, as of the determination date, an Unrestricted Subsidiary.

     "Subsidiary" of any Person means (i) any corporation of which at least a majority of the aggregate voting power of the Common Stock of which is owned by such Person, directly or through one or more other Subsidiaries of such Person, and (ii) any entity other than a corporation at least a majority of the Common Stock of which is owned by such Person, directly or through one or more other Subsidiaries of such Person.

     "Substitute Credit Facility" means any credit facility of the Company which is created subsequent to the date of the Indenture and which replaces all or part of the Existing Credit Facility or a Substitute Credit Facility (and which may provide for an increase in the amount of credit available thereunder), so long as the Company is the borrower under such Substitute Credit Facility.

     "Unrestricted Subsidiary" means (a) the Mortgage Finance Subsidiary, (b) any Subsidiary of the Mortgage Finance Subsidiary on the date of the Indenture,
(c) any other Subsidiary of the Company which is designated as an Unrestricted Subsidiary by the Company's Board of Directors as provided below and (d) any Subsidiary of an Unrestricted Subsidiary; provided that, in each case referred to in clause (a), (b), (c) or (d), the creditors of such Subsidiary have no direct or indirect recourse (including, but not limited to, recourse with respect to the payment of principal of or interest on Indebtedness of such Subsidiary) to the Company or any of its Restricted Subsidiaries. The Board of Directors of the Company may designate an Unrestricted Subsidiary to be a Restricted Subsidiary; provided that no such designation shall result in any Restricted Subsidiary becoming a Subsidiary of any Unrestricted Subsidiary; and provided, further that (i) any such designation shall be deemed to be an incurrence by the Company and its Restricted Subsidiaries, as of the date of such designation, of the consolidated Indebtedness (if any) of such designated Subsidiary and its Subsidiaries (if any) which are or are being designated as Restricted Subsidiaries, determined in accordance with GAAP, for purposes of the covenant described above under "Description of the Notes -- Certain
Covenants -- Limitation on Incurrence of Additional Indebtedness", (ii) immediately after giving effect to such designation and the deemed incurrence of any such additional Indebtedness (A) no Default or Event of Default shall have occurred and shall be continuing, (B) the Company could incur $1.00 of additional Indebtedness pursuant to the first paragraph of the covenant described above under "Description of the Notes -- Certain
Covenants -- Limitation on Incurrence of Additional Indebtedness" and (C) without limitation to clause (A) above, such designated Subsidiary and its Subsidiaries (if any) which are or are being designated as Restricted Subsidiaries are in compliance with the covenants described above under "Description of the Notes -- Certain Covenants -- Limitation on Liens," "Description of the Notes -- Certain Covenants -- Limitation on Indebtedness of Restricted Domestic Subsidiaries," "Description of the Notes -- Certain Covenants -- Limitation on Capital Stock of Restricted Domestic Subsidiaries" and "Description of the Notes -- Certain Covenants -- Limitation on Restrictions on Distributions from Restricted Domestic Subsidiaries". Subject to the foregoing, the Board of Directors of the Company also may designate any Restricted Subsidiary (together with its Subsidiaries (if any) to be an Unrestricted Subsidiary; provided that (i) the consolidated shareholders' equity (determined in accordance with GAAP) of such designated Subsidiary and its Subsidiaries (if any) at the time of such designation shall be deemed to be an Investment by the Company in an Unrestricted Subsidiary at the time of such designation and shall reduce the amount of Investments which the Company and its Restricted Domestic Subsidiaries shall be permitted to make under the covenant described above under "Description of the Notes -- Certain Covenants -- Limitation on Investments in Restricted Foreign Subsidiaries, Unrestricted Subsidiaries and Equity Method Persons" and (ii) immediately after giving effect to such designation and reduction of amounts available for Investments under such covenant, (A) no Default or Event of Default shall have occurred and shall be continuing, (B) the Company could incur $1.00 of additional Indebtedness pursuant to the first paragraph of the covenant described above under "Description of the Notes -- Certain Covenants -- Limitation on Incurrence of Additional Indebtedness" and (C) the Company could make $1.00 of additional Investments in Unrestricted Subsidiaries pursuant to the covenant described above under "Description of the Notes -- Certain Covenants -- Limitation on Investments in Restricted Foreign Subsidiaries, Unrestricted Subsidiaries and Equity Method Persons". Any designation by the Board of Directors described above shall be evidenced to the Trustee by the filing with the Trustee of a certified copy of the resolution of the Company's Board of Directors giving effect to such designation and an Officer's Certificate certifying that such designation complied with the foregoing conditions and setting forth the underlying calculations supporting such certification. As of the date of this Prospectus Supplement, the only Unrestricted Subsidiaries are the Mortgage Finance Subsidiary and its Subsidiaries.

     "Weighted Average Life to Maturity" means, when applied to any Indebtedness or portion thereof at any date, the number of years obtained by dividing (i) the then outstanding principal amount of such Indebtedness or portion thereof, as the case may be, into (ii) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal of such Indebtedness or portion thereof, as the case may be, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment.

CONCERNING THE TRUSTEE

     SunTrust Bank, Atlanta, is one of a number of banks with which the Company and its subsidiaries maintain ordinary banking relationships and with which the Company and its subsidiaries maintain credit facilities, including the Existing Credit Facility. SunTrust Bank, Atlanta is also trustee for the Company's 9 5/8% Senior Subordinated Notes.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters has severally agreed to purchase, the principal amount of the Notes set forth opposite its name below:

                                                                              PRINCIPAL
                                                                                AMOUNT
                                 UNDERWRITER                                   OF NOTES
    ---------------------------------------------------------------------    ------------
    Goldman, Sachs & Co..................................................    $148,750,000
    NationsBanc Montgomery Securities, Inc...............................      26,250,000
                                                                              -----------
              Total......................................................    $175,000,000
                                                                              ===========

     Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the Notes, if any are taken.

     The Underwriters have advised the Company that the Underwriters severally propose to offer the Notes from time to time for sale in one or more negotiated transactions or otherwise, at market prices prevailing at the time of sale, prices related to such market prices or negotiated prices. The Underwriters may effect such transactions by selling the Notes to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the Underwriters or purchasers of the Notes for whom they may act as agent.

     The Company intends to list the Notes on the New York Stock Exchange promptly after the issuance of the Notes. However, the Notes are a new issue of securities for which there currently is no market. Although the Underwriters have informed the Company that they currently intend to make a market in the Notes, they are not obligated to do so and any such market making may be discontinued at any time without notice. There can be no assurance that an active market for the Notes will develop or if a market does develop, at what price the Notes will trade.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the Underwriters may be required to make in respect of such liabilities.

                                 LEGAL MATTERS

     The validity of the Notes will be passed upon for the Company by Munger, Tolles & Olson LLP, Los Angeles, California. Brown & Wood LLP, San Francisco, California, will act as counsel for the Underwriters.

PROSPECTUS

                       KAUFMAN AND BROAD HOME CORPORATION

                       DEBT SECURITIES, PREFERRED STOCK,
                                  COMMON STOCK
                                      AND
                   WARRANTS TO PURCHASE THE ABOVE SECURITIES

     Kaufman and Broad Home Corporation, a Delaware corporation (the "Company"), may offer and issue from time to time (i) its debt securities ("Debt Securities"), consisting of debentures, notes or other evidences of indebtedness representing unsecured obligations of the Company, which may be either senior Debt Securities, senior subordinated Debt Securities or subordinated Debt Securities, (ii) shares of its Preferred Stock, par value $1.00 per share ("Preferred Stock"), (iii) shares of its Common Stock, par value $1.00 per share ("Common Stock"), or (iv) warrants to purchase Debt Securities, Preferred Stock or Common Stock ("Warrants"). The Debt Securities, Preferred Stock, Common Stock and Warrants are herein collectively referred to as the "Securities". The Securities may be offered in one or more separate classes or series, in amounts, at prices and on terms to be determined by market conditions at the time of sale and to be set forth in a supplement or supplements to this Prospectus (a "Prospectus Supplement"). Any Securities may be offered with other Securities or separately. Debt Securities or Preferred Stock may be convertible into shares of Common Stock. The aggregate offering price of the Securities will not exceed $175,000,000.

     Certain terms of any Debt Securities in respect of which this Prospectus is being delivered will be set forth in the accompanying Prospectus Supplement including, without limitation, the specific designation (including whether such Debt Securities are senior, senior subordinated or subordinated and whether such Debt Securities are convertible), aggregate principal amount, purchase price, currency, denomination, maturity, interest rate (which may be fixed or variable) and time of payment of interest (if any), terms (if any) for the subordination, redemption or conversion thereof, listing (if any) on a securities exchange and any other specific terms of the Debt Securities. Certain terms of any Preferred Stock in respect of which this Prospectus is being delivered will be set forth in the accompanying Prospectus Supplement including, without limitation, the designation, number of shares, liquidation preference, purchase price, dividends, voting, redemption and conversion provisions and any listing on a securities exchange. The purchase price of any Common Stock in respect of which this Prospectus is being delivered will be set forth in the accompanying Prospectus Supplement. Certain terms of any Warrants in respect of which this Prospectus is being delivered will be set forth in the accompanying Prospectus Supplement, including the specific designation, number, duration, purchase price and terms thereof, any listing of the Warrants or the underlying securities on a securities exchange and any other terms in connection with the offering, sale and exercise of the Warrants, as well as the terms on which and the securities for which such Warrants may be exercised. The Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to the Securities covered by the Prospectus Supplement.

     The Company's Common Stock is listed on the New York Stock Exchange under the symbol KBH.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------

     The Securities may be sold on a negotiated or competitive bid basis to or through underwriters or dealers designated from time to time or to other purchasers directly or through agents designated from time to time. Certain terms of the offering and sale of the Securities, including, where applicable, the names of the underwriters, dealers or agents, if any, the principal amount or number of shares or Warrants to be purchased, the purchase price of the Securities and the proceeds to the Company from such sale, and any applicable commissions, discounts and other items constituting compensation of such underwriters, dealers or agents, will also be set forth in the accompanying Prospectus Supplement.

                 THE DATE OF THIS PROSPECTUS IS OCTOBER 8, 1997

     No dealer, salesman or other person has been authorized to give any information or to make any representation not contained or incorporated by reference in this Prospectus or any Prospectus Supplement, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or by any underwriter, agent or dealer. This Prospectus and any Prospectus Supplement shall not constitute an offer to sell or a solicitation of an offer to buy any of the Securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus and any Prospectus Supplement nor any sale made thereunder shall, under any circumstances, create any implication that the information herein or therein is correct as of any time subsequent to the date thereof.

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................    2
Incorporation of Certain Information
  by Reference........................    3
The Company...........................    4
Use of Proceeds.......................    4
Consolidated Ratios of Earnings to
  Fixed Charges and of Earnings to
  Combined Fixed Charges and Preferred
  Stock Dividends.....................    4

                                        PAGE
                                        ----
Description of the Debt Securities....    5
Limitations on Issuance of Bearer Debt
  Securities..........................   13
Description of Capital Stock..........   14
Description of Warrants...............   18
Plan of Distribution..................   20
Experts...............................   21
Legal Matters.........................   21

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 or at its Regional Offices located at Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511 and at Seven World Trade Center, 13th Floor, New York, New York 10048, and copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov. The Company's Common Stock is listed on the New York Stock Exchange, Inc. (the "New York Stock Exchange"). In addition, reports, proxy statements and other information concerning the Company can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     This Prospectus constitutes a part of Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information set forth in such Registration Statement in accordance with the rules and regulations of the Commission. Reference is hereby made to such Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the Securities. Any statements contained herein concerning the provisions of any document are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents, which have been filed with the Commission, are hereby incorporated by reference:

     1. Annual Report on Form 10-K of the Company for the year ended November 30, 1996; and

     2. Quarterly Reports on Form 10-Q of the Company for the quarters ended February 28, 1997 and May 31, 1997; and

     3. Current Report on Form 8-K of the Company dated October 8, 1997.

     All documents filed by the Company after the date of this Prospectus pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the termination of the offering of the Securities offered hereby, shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein) modifies or supersedes such statement. Any statements so modified or superseded shall be deemed to constitute a part of this Prospectus, except as so modified or superseded.

     The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this Prospectus (other than certain exhibits to such documents). Telephone requests for such documents may be made by dialing 1-888-KBH-NYSE (1-888-524-6973). Mail requests for such documents should be directed to Kaufman and Broad Home Corporation, 10990 Wilshire Boulevard, Los Angeles, California 90024, Attention: Investor Relations.

                                  THE COMPANY

     The Company is a builder of single-family homes with domestic operations in seven western states, and international operations in France and Mexico. Domestically, the Company is the largest home builder west of the Mississippi River, delivering more single-family homes than any other builder in the region. Founded in 1957, the Company builds innovatively designed homes which cater primarily to first-time home buyers, generally in medium-sized developments close to major metropolitan areas. Internationally, the Company is among the largest builders in greater metropolitan Paris, France, based on the number of homes delivered. In France, the Company also builds commercial projects and high-density residential properties, such as condominium and apartment complexes. The Company provides mortgage banking services to domestic home buyers through its wholly owned subsidiary, Kaufman and Broad Mortgage Company.

     The Company is a Delaware corporation and maintains its principal executive offices at 10990 Wilshire Boulevard, Los Angeles, California 90024. Its telephone number is (310) 231-4000. As used herein, the term "Company" refers to Kaufman and Broad Home Corporation and its subsidiaries, unless otherwise expressly stated or the context indicates otherwise.

                                USE OF PROCEEDS

     Unless otherwise set forth in the applicable Prospectus Supplement, proceeds from the sale of the Securities will be used by the Company for general corporate purposes, which may include, among other things, the development of new residential properties and commercial projects, the repayment of existing indebtedness, as well as possible land and corporate acquisitions.

                CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES
                   AND OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

     The following table sets forth the consolidated ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends of the Company for each of the periods indicated.

                                        SIX MONTHS
                                       ENDED MAY 31,                 YEAR ENDED NOVEMBER 30,
                                      ---------------       -----------------------------------------
                                      1997      1996        1996        1995    1994    1993    1992
                                      -----     -----       -----       -----   -----   -----   -----
Ratio of Earnings to Fixed Charges
  (1)...............................  1.74x        --(2)(3)    --(2)(3) 1.35x   2.09x   2.07x   1.88x
Ratio of Earnings to Combined Fixed
  Charges and Preferred Stock
  Dividends (1).....................  1.74x        --(2)(3)    --(2)(3) 1.12x   1.64x   1.80x   1.88x

---------------

(1) For purposes of calculating the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends, earnings are computed by adding fixed charges (except capitalized interest and the effect of preferred stock dividends) and amortization of previously capitalized interest to pretax earnings (excluding undistributed earnings of unconsolidated joint ventures). Fixed charges consist of interest expense plus capitalized interest and the portion of rental expense considered to be interest and, for the ratio of earnings to combined fixed charges and preferred stock dividends prior to April 1, 1996, include the effect of preferred stock dividends on the Company's Series B Mandatory Conversion Premium Dividend Preferred Stock. On April 1, 1996, all shares of the Company's only outstanding series of preferred stock, the Series B Mandatory Conversion Premium Dividend Preferred Stock, were mandatorily converted to shares of Common Stock and no future preferred stock dividends will be paid or are payable with respect to such preferred stock.

     In computing the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends, interest expense excludes interest incurred by the Company's wholly owned limited purpose financing subsidiaries with respect to their outstanding collateralized mortgage obligations. If interest on such collateralized mortgage obligations were included,(i) earnings for the six months ended May 31, 1996 and the year ended November 30, 1996 would have been inadequate to cover fixed charges by $153.2 million and $97.8 million, respectively, while the ratio of earnings to fixed charges for the six months ended May 31, 1997 and the years ended November 30, 1995, 1994, 1993 and 1992 would have been 1.66x, 1.31x, 1.88x, 1.77x and 1.55x, respectively, and (ii) earnings for the six months ended May 31, 1996 and the year ended November 30, 1996 would have been inadequate to cover combined fixed charges and preferred stock dividends by $161.0 million and $105.5 million, respectively, while the ratio of earnings to combined fixed charges and preferred stock dividends for the six months ended May 31, 1997 and the years ended November 30, 1995, 1994, 1993 and 1992 would have been 1.66x, 1.11x, 1.54x, 1.60x and 1.54x, respectively.

(2) The amount of earnings used in the calculation of the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends for the six months ended May 31, 1996 and the year ended November 30, 1996 includes the $170.8 million pretax non-cash charge for impairment of long-lived assets recorded by the Company in the second quarter of 1996. If the non-cash charge for impairment of long-lived assets were excluded, the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends for the six months ended May 31, 1996 would have been 1.44x and 1.21x, respectively and for the year ended November 30, 1996 would have been 1.96x and 1.78x, respectively.

(3) Earnings for the six months ended May 31, 1996 and the year ended November 30, 1996 are inadequate to cover fixed charges by $153.2 million and $97.8 million, respectively. Earnings for the six months ended May 31, 1996 and the year ended November 30, 1996 are inadequate to cover combined fixed charges and preferred stock dividends by $161.0 million and $105.5 million, respectively.

                       DESCRIPTION OF THE DEBT SECURITIES

     The following sets forth certain general terms and provisions of the indentures under which the Debt Securities are to be issued. If so issued, the particular terms of the Debt Securities will be set forth in a Prospectus Supplement relating to such Debt Securities which will accompany this Prospectus.

     The Debt Securities will constitute either senior, senior subordinated or subordinated debt of the Company and will be issued, in the case of Debt Securities that will be senior debt, under a Senior Indenture (the "Senior Debt Indenture"), in the case of Debt Securities that will be senior subordinated debt, under a Senior Subordinated Indenture (the "Senior Subordinated Debt Indenture"), and, in the case of Debt Securities that will be subordinated debt, under a Subordinated Indenture (the "Subordinated Debt Indenture"), each such indenture to be executed by the Company and one or more trustees (each a "Trustee"). The Senior Debt Indenture, the Senior Subordinated Debt Indenture and the Subordinated Debt Indenture are sometimes hereinafter referred to individually as an "Indenture" and collectively as the "Indentures." The Indentures will be in the form that has been filed as an exhibit to the Registration Statement of which this Prospectus is a part, subject to such amendments or supplements as are adopted from time to time. The following summaries of certain provisions of the Indentures and the Debt Securities do not purport to be complete and such summaries are subject to the detailed provisions of the applicable Indenture to which reference is hereby made for a full description of such provisions, including the definition of certain terms used herein, and for other information regarding the Debt Securities. Numerical references in parentheses below are to sections in the applicable Indenture. Wherever particular sections or defined terms of the applicable Indenture are referred to, such sections or defined terms are incorporated herein by reference as part of the statement made, and the statement is qualified in its entirety by such reference. The Indentures are substantially identical, except for the provisions relating to subordination. See "Senior Subordinated Debt" and "Subordinated Debt." The Debt Securities offered by this Prospectus and the accompanying Prospectus Supplement are referred to herein as the "Offered Debt Securities."

GENERAL

     None of the Indentures limits the amounts of additional indebtedness the Company or any of its subsidiaries may incur, except as may be provided in the Prospectus Supplement. The Debt Securities will be unsecured senior, senior subordinated or subordinated obligations of the Company. The Company is a holding company, which currently conducts its operations through consolidated and unconsolidated subsidiaries. All of the operating assets of the Company are owned by its subsidiaries, effectively subordinating the Debt Securities to all existing and future guarantees and other liabilities (whether or not for borrowed money) of the Company's subsidiaries. Therefore, the Company's rights and the rights of its creditors, including holders of Debt Securities, to participate in the assets of any subsidiary upon the latter's liquidation or recapitalization will be subject to the prior claims of the subsidiary's creditors, except to the extent that the Company may itself be a creditor with recognized claims against the subsidiary, in which case the claims of the Company would still be effectively subordinate to any third party security interests in the assets of such subsidiary and would be subordinate to any liabilities of such subsidiary senior to that held by the Company. In addition, dividends, loans and advances from certain subsidiaries to the Company may be subject to certain contractual, statutory or regulatory restrictions, are contingent upon the results of operations of such subsidiaries and are subject to various business considerations.

     The Indentures provide that Debt Securities may be issued from time to time in one or more series and may be denominated and payable in U.S. dollars or foreign currencies or units based on or relating to foreign currencies, including European Currency Units ("ECUs"). Special United States federal income tax considerations applicable to any Debt Securities so denominated will be described in the relevant Prospectus Supplement.

     Reference is made to the Prospectus Supplement for the following terms of and information relating to the Offered Debt Securities (to the extent such terms are applicable to such Offered Debt Securities): (i) classification as senior, senior subordinated or subordinated Debt Securities, the specific designation, aggregate principal amount, purchase price and denomination; (ii) currency or units based on or relating to currencies in which such Offered Debt Securities are denominated and/or in which principal (and premium, if any) and/or any interest will or may be payable; (iii) any date of maturity; (iv) interest rate or rates (or the method by which such rate will be determined), if any; (v) the date from which interest will accrue and dates on which any such interest will be payable; (vi) the place or places where the principal of, premium, if any, and interest, if any, on the Offered Debt Securities will be payable; (vii) any redemption, repayment or sinking fund provisions; (viii) the terms, if any, on which such Debt Securities may be converted into or exchanged for stock or other securities of the Company or other entities, any specific terms relating to the adjustment thereof and the period during which such Debt Securities may be so converted or exchanged; (ix) whether the Offered Debt Securities will be issuable in registered form or bearer form ("Bearer Securities") or both, and if Bearer Securities are issuable, any restrictions applicable to the exchange of one form for another and to the offer, sale and delivery of Bearer Securities; (x) any applicable United States federal income tax consequences, including whether and under what circumstances the Company will pay additional amounts on Offered Debt Securities held by a person who is not a U.S. person (as defined in the Prospectus Supplement) in respect of any tax, assessment or governmental charge withheld or deducted and, if so, whether the Company will have the option to redeem such Offered Debt Securities rather than pay such additional amounts; and (xi) any other specific terms of the Offered Debt Securities, including any additional events of default or covenants provided for with respect to such Offered Debt Securities, and any terms that may be required by or advisable under applicable laws or regulations.

     Debt Securities may be presented for exchange and registered Debt Securities may be presented for transfer in the manner, at the places and subject to the restrictions set forth in the applicable Indenture and the Prospectus Supplement. Such services will be provided without charge, other than any tax or other governmental charge payable in connection therewith, but subject to the limitations provided in the applicable Indenture. Debt Securities in bearer form and the coupons, if any, appertaining thereto will be transferable upon delivery. (Section 2.8)

     Debt Securities will bear interest at a fixed rate (a "Fixed Rate Security") or a floating rate (a "Floating Rate Security"). Debt Securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate will be sold at a discount below their stated principal amount. Special United States federal income tax considerations applicable to any such discounted Debt Securities or to certain Debt Securities issued at par that are treated as having been issued at a discount for United States federal income tax purposes are described in the relevant Prospectus Supplement.

     Debt Securities may be issued, from time to time, with the principal amount payable on any principal payment date, or the amount of interest payable on any interest payment date, to be determined by reference to one or more currency exchange rates, commodity prices, equity indices or other factors. Holders of such Debt Securities may receive a principal amount on any principal payment date, or a payment of interest on any interest payment date, that is greater than or less than the amount of principal or interest otherwise payable on such dates, depending upon the value on such dates of the applicable currency, commodity, equity index or other factors. Information as to the methods for determining the amount of principal, premium, if any, or interest payable on any date, the currencies, commodities, equity indices or other factors to which the amount payable on such date is linked and certain additional tax considerations will be set forth in the applicable Prospectus Supplement.

GLOBAL SECURITIES

     Registered Global Security. The registered Debt Securities of a series may be issued in the form of one or more fully registered global securities (each, a "Registered Global Security") that will be deposited with a depositary (a "Depositary"), or with a nominee for a Depositary, identified in the Prospectus Supplement relating to such series and registered in the name of the Depositary or a nominee thereof. In such case, one or more Registered Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding registered Debt Securities of the series to be represented by such Registered Global Security or Securities. Unless and until it is exchanged in whole for Debt Securities in definitive registered form, a Registered Global Security may not be transferred except as a whole by the Depositary for such Registered Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor.

     The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Registered Global Security will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to all arrangements with a Depositary for the Registered Global Securities. The information concerning such depositary arrangements has been obtained from sources the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

     Beneficial ownership of interests in a Registered Global Security will be limited to persons that have accounts with the Depositary for such Registered Global Security ("participants") or persons that may hold interests through participants. Upon the issuance of a Registered Global Security, the Depositary for such Registered Global Security will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the Debt Securities represented by such Registered Global Security beneficially owned by such participants. The participants' accounts to be credited shall be designated by any dealers, underwriters or agents participating in the distribution of such Debt Securities. Ownership of beneficial interests in such Registered Global Security will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the Depositary for such Registered Global Security (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to own, transfer or pledge beneficial interests in Registered Global Securities.

     So long as the Depositary for a Registered Global Security, or its nominee, is the registered owner of such Registered Global Security, such Depositary or nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Registered Global Security for all purposes under the applicable Indenture. Except as set forth below, owners of beneficial interests in a Registered Global Security will not be entitled to have the Debt Securities represented by such Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of such Debt Securities in definitive form and will not be considered the owners or holders thereof under the applicable Indenture. Accordingly, each person owning a beneficial interest in a Registered Global Security must rely on the procedures of the Depositary for such Registered Global Security and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the applicable Indenture. Under existing industry practices, if the Company requests any action of beneficial owners or if an owner of a beneficial interest in a Registered Global Security desires to give or take any action that a holder is entitled to give or take under the applicable Indenture, the Depositary for such Registered Global Security would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners holding through them.

     Principal, premium, if any, and interest payments on Debt Securities represented by a Registered Global Security registered in the name of a Depositary or its nominee will be made to such Depositary or its nominee, as the case may be, as the registered owner of such Registered Global Security. None of the Company, the Trustee or any other agent of the Company or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial owners of interests in such Registered Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that the Depositary for any Debt Securities represented by a Registered Global Security, upon receipt of any payment of principal, premium, if any, or interest in respect of such Registered Global Security, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in such Registered Global Security as shown on the records of such Depositary. The Company also expects that payments by participants to owners of beneficial interest in such Registered Global Security held through such participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

     If the Depositary for any Debt Securities represented by a Registered Global Security is at any time unwilling or unable to continue as Depositary or ceases to be a clearing agency registered under the Exchange Act, and a successor Depositary registered as a clearing agency under the Exchange Act is not appointed by the Company within 90 days, the Company will issue such Debt Securities in definitive form in exchange for such Registered Global Security. In addition, the Company may at any time and in its sole discretion determine not to have any of the Debt Securities of a series represented by one or more Registered Global Securities and, in such event, will issue Debt Securities of such series in definitive form in exchange for all of the Registered Global Security or Securities representing such Debt Securities. Any Debt Securities issued in definitive form in exchange for a Registered Global Security will be registered in such name or names as the Depositary shall instruct the relevant Trustee. It is expected that such instructions will be based upon directions received by the Depositary from participants with respect to ownership of beneficial interests in such Registered Global Security.

     Bearer Global Security. The Debt Securities of a series may also be issued in the form of one or more bearer global Securities (a "Bearer Global Security") that will be deposited with a common depositary for Morgan Guaranty Trust Company of New York, as operator of the Euroclear system, and Cedel Bank, societe anonyme, or with a nominee for such depositary identified in the Prospectus Supplement relating to such series. The specific terms and procedures, including the specific terms of the depositary arrangement, with respect to any portion of a series of Debt Securities to be represented by a Bearer Global Security will be described in the Prospectus Supplement relating to such series.

SENIOR DEBT

     The Debt Securities and, in the case of Bearer Securities, any coupons appertaining thereto (the "Coupons") that will constitute part of the senior debt of the Company, if issued, will be issued under the Senior Debt Indenture and will rank pari passu with all other unsecured and unsubordinated debt of the Company.

SENIOR SUBORDINATED DEBT

     The Debt Securities and Coupons that will constitute part of the senior subordinated debt of the Company, if issued, will be issued under the Senior Subordinated Debt Indenture and will be subordinate and junior in right of payment, to the extent and in the manner set forth in the Senior Subordinated Debt

Indenture, to all "Senior Indebtedness" of the Company. The Senior Subordinated Debt Indenture defines "Senior Indebtedness" as the principal of and premium, if any, and unpaid interest (including post-petition interest) or accrued original issue discount on and other amounts due on or in connection with any Debt (as defined below) incurred, assumed or guaranteed by the Company, whether outstanding on the date of the Indenture or thereafter incurred, assumed or guaranteed, and all renewals, extensions and refundings of any such Debt; provided, however, that the following will not constitute Senior Indebtedness:
(i) any Debt as to which, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is expressly provided that such Debt is subordinate in right of payment to all other Debt of the Company not expressly subordinated to such Debt; (ii) any Debt which by its terms refers explicitly to the senior subordinated Debt Securities and states that such Debt shall not be senior in right of payment thereto; (iii) any Debt in respect of the senior subordinated Debt Securities; (iv) any Debt of the Company to any Subsidiary of the Company; (v) any Debt to any joint venture or partnership, which joint venture or partnership is required, under generally accepted accounting principles, to be consolidated in the Company's consolidated financial statements; and (vi) any Debt of the Company which by its terms ranks pari passu with or subordinate to the senior subordinated Debt Securities. (Senior Subordinated Debt Indenture; Section 13.1) The Company will not incur any Debt which is subordinated by the terms of the instrument creating such Debt in right of payment to any other Debt of the Company and which is not expressly by the terms of the instrument creating such Debt made pari passu with, or subordinate and junior in right of payment to, the senior subordinated Debt Securities. (Senior Subordinated Debt Indenture; Section 3.7) Debt is defined in the Senior Subordinated Debt Indenture to mean, with respect to any person at any date, without duplication, (A) all obligations of such person for borrowed money, (B) all obligations of such person evidenced by bonds, debentures, notes or other similar instruments, (C) all Debt of others secured by a lien on any asset of such person, whether or not such Debt is assumed by such person, (D) all Debt of others for the payment of which such person is responsible or liable as obligor or guarantor, (E) all obligations of such person in respect of letters of credit or other similar instruments (or reimbursement obligations with respect thereto), (F) all obligations of such person to pay the deferred purchase price of property or services, except Trade Payables, and (G) all obligations of such person as lessee under Capital Leases. (Senior Subordinated Debt Indenture; Section 1.1)

     By reason of such subordination, in the event of dissolution, insolvency, bankruptcy or other similar proceedings, upon any distribution of assets of the Company, (i) holders of Senior Indebtedness will be entitled to be paid in full before payments may be made on the senior subordinated Debt Securities and the holders of senior subordinated Debt Securities will be required to pay over their share of such distribution to the holders of Senior Indebtedness until such Senior Indebtedness is paid in full and (ii) creditors of the Company who are neither holders of senior subordinated Debt Securities nor holders of Senior Indebtedness may recover less, ratably, than holders of Senior Indebtedness and may recover more, ratably, than the holders of the senior subordinated Debt Securities. (Senior Subordinated Debt Indenture; Section 13.2)

     In the event the senior subordinated Debt Securities are declared or become due and payable prior to their maturity by reason of the occurrence of an Event of Default, then the Company is obligated to promptly notify holders of Senior Indebtedness of such acceleration. The Company may not pay or acquire the senior subordinated Debt Securities until 135 days have passed after such acceleration occurs and may thereafter pay or acquire the senior subordinated Debt Securities only if the terms of the Senior Subordinated Debt Indenture otherwise permit payment or acquisition at that time. (Senior Subordinated Debt Indenture;
Section 13.3)

     No payment of principal, premium, if any, interest, or any other amount owing with respect to any of the senior subordinated Debt Securities may be made, nor may the Company acquire any senior subordinated Debt Securities except as set forth in the Senior Subordinated Debt Indenture, if any default with respect to Senior Indebtedness occurs and is continuing that permits the acceleration of the maturity thereof and, unless such default relates to a failure by the Company to make any payment in respect of such Senior Indebtedness when due or within any applicable grace period (a "Payment Default"), such default is either the subject of judicial proceedings or the Company receives notice of the default. Notwithstanding the foregoing, the Company may resume payments in respect of the senior subordinated Debt Securities and may acquire senior subordinated Debt Securities if: (i)(a) 135 days pass after, in the case of such a Payment Default, the later of the date such payment was due and the expiration of any applicable grace period for such payment or, in the case of any other such default, the date that the related judicial proceedings commence or that notice of the default is given to the Company, as the case may be, and (b) the Senior Indebtedness in respect of which such default exists has not been declared due and payable in its entirety within such 135 day period or, if declared due and payable, such declaration has been rescinded, waived or annulled; or (ii) the default with respect to the Senior Indebtedness is cured or waived and, in each case described in the foregoing clauses (i) and (ii), the terms of the Senior Subordinated Debt Indenture otherwise permit the payment or acquisition of the senior subordinated Debt Securities at that time. (Senior Subordinated Debt Indenture; Section 13.4) If this Prospectus is being delivered in connection with a series of senior subordinated Debt Securities, the accompanying Prospectus Supplement or the information incorporated herein by reference will set forth the approximate amount of Senior Indebtedness outstanding as of a date no earlier than the end of the most recent fiscal quarter.

SUBORDINATED DEBT

     The Debt Securities and Coupons that will constitute part of the subordinated debt of the Company will be issued under the Subordinated Debt Indenture and will be subordinate and junior in right of payment, to the extent and in the manner set forth in the Subordinated Debt Indenture, to all "Senior Indebtedness" of the Company. The Subordinated Debt Indenture defines "Senior Indebtedness" as the principal of (and premium, if any) and unpaid interest (including post-petition interest) or accrued original issue discount on and other amounts due on or in connection with any Debt (as defined below) incurred, assumed or guaranteed by the Company, whether outstanding on the date of the Indenture or thereafter incurred, assumed or guaranteed, and all renewals, extensions and refundings of any such Debt; provided, however, that the following will not constitute Senior Indebtedness: (i) any Debt as to which, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is expressly provided that such Debt is subordinate in right of payment to all other Debt not expressly subordinated to such Debt; (ii) any Debt which by its terms refers explicitly to the subordinated Debt Securities and states that such Debt shall not be senior in right of payment thereto; (iii) any Debt in respect of the subordinated Debt Securities; (iv) any Debt of the Company to any Subsidiary of the Company; and (v) any Debt to any joint venture or partnership, which joint venture or partnership is required, under generally accepted accounting principles, to be consolidated in the Company's consolidated financial statements. (Subordinated Debt Indenture; Section 13.1) The definition of Debt in the Subordinated Debt Indenture is the same as in the Senior Subordinated Debt Indenture and is described above under "Senior Subordinated Debt." (Subordinated Debt Indenture; Section 1.1) There is no provision in the Subordinated Debt Indenture preventing the Company from issuing any Debt which is subordinated in right of payment to any other debt of the Company and which is not expressly made pari passu with, or subordinate and junior in right of payment to, the subordinated debt securities.

     By reason of such subordination, in the event of dissolution, insolvency, bankruptcy or other similar proceedings, upon any distribution of assets of the Company, (i) holders of Senior Indebtedness will be entitled to be paid in full before payments may be made on the subordinated Debt Securities and the holders of subordinated Debt Securities will be required to pay over their share of such distribution to the holders of Senior Indebtedness until such Senior Indebtedness is paid in full and (ii) creditors of the Company who are neither holders of subordinated Debt Securities nor holders of Senior Indebtedness may recover less, ratably, than holders of Senior Indebtedness and may recover more, ratably, than the holders of the subordinated Debt Securities. (Subordinated Debt Indenture; Section 13.2)

     In the event the subordinated Debt Securities are declared or become due and payable prior to their maturity by reason of the occurrence of an Event of Default, then the Company is obligated to promptly notify holders of Senior Indebtedness of such acceleration. The Company may not pay or acquire the subordinated Debt Securities until 135 days have passed after such acceleration occurs and may thereafter pay or acquire the subordinated Debt Securities only if the terms of the Subordinated Debt Indenture otherwise permit payment or acquisition at that time. (Subordinated Debt Indenture; Section 13.3)

     The conditions and limitations on payments by the Company with respect to any of the subordinated Debt Securities in the event of any default with respect to any Senior Indebtedness are the same as are provided for under the Senior Subordinated Debt Indenture and are described above under "Senior Subordinated Debt." (Subordinated Debt Indenture; Section 13.4) If this Prospectus is being delivered in connection with a series of subordinated Debt Securities, the accompanying Prospectus Supplement or the information incorporated herein by reference will set forth the approximate amount of Senior Indebtedness outstanding as of a date no earlier than the end of the most recent fiscal quarter.

CERTAIN COVENANTS OF THE COMPANY

     Merger, Consolidation, Sale, Lease or Conveyance. Each Indenture provides that the Company will not merge or consolidate with or into any other person and will not sell, lease or convey all or substantially all its assets to any person, unless the Company shall be the continuing corporation, or the successor corporation or person that acquires all or substantially all the assets of the Company shall be a corporation organized and existing under the laws of the United States or a State thereof or the District of Columbia and shall expressly assume all obligations of the Company under such Indenture and the Debt Securities issued thereunder, and immediately after such merger, consolidation, sale, lease or conveyance, the Company, such person or such successor corporation shall not be in default in the performance of the covenants and conditions of such Indenture to be performed or observed by the Company. (Indentures; Section 9.1)

EVENTS OF DEFAULT

     An Event of Default is defined under each Indenture with respect to Debt Securities of any series issued under such Indenture as being: (i) default for 30 days in payment of any interest on any Debt Securities of such series; (ii) default in payment of any principal of the Debt Securities of such series, either at maturity (or upon any redemption), by declaration of acceleration or otherwise; (iii) default in payment of any sinking fund installment due under the terms of the Debt Securities of such series; (iv) default in the performance, or breach, of any other covenant or warranty of the Company in respect of the Debt Securities of such series for 60 days after written notice to the Company by the Trustee or to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of the outstanding Securities of all series affected thereby; (v) certain events of bankruptcy, insolvency or reorganization; or (vi) any other Event of Default provided in any relevant Supplemental Indenture or resolution of the Board of Directors or officers' certificate under which such series of Debt Securities is issued or in the form of Debt Security for such series. (Indentures; Section 5.1)

     Each Indenture provides that (i) if an Event of Default due to the default in payment of principal of, premium, if any, or interest on, or sinking fund installment in respect of any series of Debt Securities issued under such Indenture or due to the default in the performance or breach of any other covenant or warranty of the Company applicable to the Debt Securities of such series but not applicable to all outstanding Debt Securities issued under such Indenture shall have occurred and be continuing, either the Trustee, or the holders of not less than 25% in principal amount of the Debt Securities of such series (voting as a separate class) issued under such Indenture and then outstanding may then declare the principal of all Debt Securities of such series and interest accrued thereon to be due and payable immediately; and (ii) if an Event of Default due to a cross-default or cross-acceleration or a default in the performance or breach of any other of the covenants or agreements in such Indenture applicable to all outstanding Debt Securities issued thereunder and then outstanding or due to certain events of bankruptcy, insolvency and reorganization of the Company shall have occurred and be continuing, either the Trustee or the holders of not less than 25% in principal amount of all Debt Securities issued under such Indenture and then outstanding (treated as one class) may declare the principal of all such Debt Securities and interest accrued thereon to be due and payable immediately. Upon certain conditions such declarations may be annulled and past defaults may be waived (except a continuing default in payment of principal of (or premium, if any) or interest on such Debt Securities) by the holders of a majority in principal amount of the Debt Securities of all such affected series then outstanding, voting as a separate class or as a single class, as applicable. (Indentures; Sections 5.1 and 5.10)

     Each Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during a default to act with the required standard of care, to be indemnified by the holders of Debt Securities issued under such Indenture before proceeding to exercise any right or power under such Indenture at the request of such holders. (Indentures; Section 6.2) Subject to such provisions in each Indenture for the indemnification of the Trustee and certain other limitations, the holders of a majority in principal amount of the Debt Securities of each series affected (with each series voting as a separate class) issued under such Indenture and then outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee. (Indentures; Section 5.9)

     Each Indenture provides that no holder of Debt Securities of any series issued under such Indenture may institute any action against the Company under such Indenture (except actions for payment of overdue principal or interest) unless such holder previously shall have given to the Trustee written notice of default and continuance thereof and unless the holders of not less than 25% in principal amount of the Debt Securities of such series issued under such Indenture and then outstanding shall have requested the Trustee to institute such action and shall have offered the Trustee reasonable indemnity, the Trustee shall not have instituted such action within 60 days of such request and the Trustee shall not have received direction inconsistent with such written request by the holders of a majority in principal amount of the Debt Securities of each affected series (with each series voting as a separate class) issued under such Indenture and then outstanding. (Indentures; Sections 5.6 and 5.9)

     Each Indenture contains a covenant that the Company will file annually with the Trustee a certificate as to the Company's compliance with the covenants and conditions under such Indenture. (Indentures; Section 3.5)

DEFEASANCE AND DISCHARGE

     The Company can discharge or defease its obligations under each Indenture as set forth below. (Indentures; Section 10)

     The Company may discharge certain obligations to holders of any series of Debt Securities issued under an Indenture (excluding its obligation to pay the principal of, premium, if any, and interest on the Debt Securities of such series) that have not already been delivered to the Trustee for cancellation and that have either become due and payable or are by their terms due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the Trustee cash or, in the case of Debt Securities payable only in U.S. dollars, U.S. Government Obligations (as defined in such Indenture), or a combination thereof, as trust funds in an amount certified to be sufficient to pay at maturity (or upon redemption or repayment at the option of the holder) the principal of, premium, if any, and interest on such Debt Securities.

     The Company may also discharge all of its obligations to holders of any series of Debt Securities issued under an Indenture at any time (including its obligations to pay principal, premium, if any, and interest thereon when due) ("defeasance"), except its duty to register the transfer or exchange of such series of Debt Securities, to replace any temporary, mutilated, destroyed, lost or stolen series of Debt Securities or to maintain an office or agency in respect of such series of Debt Securities and certain other obligations. The Company may instead be released with respect to any outstanding series of Debt Securities issued under the relevant Indenture from the obligations imposed by the covenants specified in the accompanying Prospectus Supplement (other than its obligation to pay the principal, premium, if any, and interest on the Debt Securities of such series when due), and omit to comply with such covenants without creating an Event of Default ("covenant defeasance"). Defeasance or covenant defeasance may be effected only if, among other things: (i) the Company irrevocably deposits with the Trustee cash or, in the case of Debt Securities payable only in U.S. dollars, U.S. Government Obligations, or a combination thereof, as trust funds in an amount certified to be sufficient to pay at maturity (or upon redemption or repayment at the option of the holders) the principal of and interest on all outstanding Debt Securities of such series issued under such Indenture; (ii) the Company delivers to the Trustee an opinion of counsel to the effect that the holders of such series of Debt Securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance or covenant defeasance and that defeasance or covenant defeasance will not otherwise alter such holders' United States federal income tax treatment of principal, premium, if any, and interest payments on such series of Debt Securities; and (iii) (a) in the case of the Senior Subordinated and Subordinated Debt Indentures, no event or condition shall exist that, pursuant to certain provisions described under "Senior Subordinated Debt" and "Subordinated Debt" above, would prevent the Company from making payments of principal of (and premium, if any) and interest on the relevant Debt Securities at the date of the irrevocable deposit referred to above or at any time during the period ending on the 91st day after such deposit date and (b) the Company delivers to the Trustee an opinion of counsel to the effect that (1) in the case of the Senior Subordinated and Subordinated Debt Indentures, the trust funds will not be subject to any rights of holders of Senior Indebtedness (as defined in the applicable Indenture) and (2) in the case of all Debt Securities, after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally, except that if a court were to rule under any such law in any case or proceeding that the trust funds remained property of the Company, then the Trustee and the holders of the relevant Debt Securities would be entitled to certain rights as secured creditors in such trust funds.

MODIFICATION OF THE INDENTURES

     Each Indenture provides that the Company and the Trustee may enter into supplemental indentures without the consent of the holders of Debt Securities to: (i) secure any Debt Securities; (ii) evidence the assumption by a successor corporation of the obligations of the Company; (iii) add covenants for the protection of the holders of Debt Securities; (iv) cure any ambiguity or correct any inconsistency in such Indenture; (v) establish the forms or terms of Debt Securities of any series; (vi) evidence the acceptance of appointment by a successor trustee; or (vii) add to, change or eliminate any provisions of the relevant Indenture, provided that any such addition, change or elimination shall not apply to any Debt Security of any series created prior to the execution of such supplemental indenture and entitled to the benefit of such provision or modify the rights of the holder of any such Debt Security with respect to such provision. (Indentures; Section 8.1)

     Each Indenture also contains provisions permitting the Company and the Trustee, with the consent of the holders of not less than a majority in principal amount of Debt Securities of all series issued under such Indenture then outstanding and affected (voting as one class), to add any provisions to, or change in any manner or eliminate any of the provisions of, such Indenture or modify in any manner the rights of the holders of the Debt Securities of each series so affected; provided that the Company and the Trustee may not, without the consent of the holder of each outstanding Debt Security affected thereby,
(i) extend the stated maturity of the principal of any Debt Security, or reduce the principal amount thereof or reduce the rate or extend the time of payment of interest thereon, or reduce any amount payable on redemption or repayment thereof or make the principal thereof (including any amount in respect of original issue discount), or interest thereon payable in any coin or currency other than that provided in the Debt Securities or reduce the amount of any original issue discount security payable upon acceleration or provable in bankruptcy or modify the percentage of holders required to waive any default or rescind and annul any declaration of acceleration or impair the right to institute suit for the enforcement of any payment on any Debt Security when due or if the Debt Securities provide therefor, any right of repayment of the holder thereof, or (ii) reduce the aforesaid percentage of Debt Securities of any series issued under such Indenture, the consent of the holders of which is required for any such modification. (Indentures; Section 8.2)

     The Senior Subordinated and Subordinated Debt Indentures may not be amended to alter the subordination of any outstanding Debt Securities issued under such Indenture without the consent of each holder of Senior Indebtedness (as defined therein) then outstanding that would be adversely affected thereby. (Indentures;
Section 8.6)

APPLICABLE LAW

     The Indentures will provide that the Debt Securities and the Indentures will be governed by and construed in accordance with the laws of the State of New York. (Indentures; Section 11.8)

               LIMITATIONS ON ISSUANCE OF BEARER DEBT SECURITIES

     Except as may otherwise be provided in the Prospectus Supplement applicable thereto, in compliance with United States federal income tax laws and regulations, Bearer Securities (including Bearer Securities in global form) will not be offered, sold, resold or delivered, directly or indirectly, in the United States or its possessions or to United States persons (as defined below), except as otherwise permitted by the United

States Treasury Regulations Section 1.163-5(c)(2)(i)(D). Any underwriters, agents and dealers participating in the offerings of Bearer Securities, directly or indirectly, must agree that they will not, in connection with the original issuance of any Bearer Securities or during the restricted period (as defined in United States Treasury Regulations Section 1.163-5(c)(2)(i)(D)(7)) (the "restricted period"), offer, sell, resell or deliver, directly or indirectly, any Bearer Securities in the United States or its possessions or to United States persons (other than as permitted by the applicable Treasury Regulations described above). In addition, any such underwriters, agents and dealers must have procedures reasonably designed to ensure that its employees or agents that are directly engaged in selling Bearer Securities are aware of the above restrictions to the offering, sale, resale or delivery of Bearer Securities. Moreover, Bearer Securities (other than temporary global Debt Securities and Bearer Securities that satisfy the requirements of United States Treasury Regulations Section 1.163-5(c)(2)(i)(D)(3)(iii)) and any Coupons appertaining thereto will not be delivered in definitive form unless the Company has received a signed certificate in writing (or an electronic certificate described in United States Treasury Regulations Section 1.163-5(2)(i)(D)(3)(ii)) stating that on such date such Bearer Security (i) is owned by a person that is not a United States person, (ii) is owned by a United States person that (a) is a foreign branch of a United States financial institution (as defined in the United States Treasury Regulations Section 1.165-12(c)(1)(v)) (a "financial institution") purchasing for its own account or for resale, or (b) is acquiring such Bearer Security through a foreign branch of a United States financial institution and that holds the bearer Security through such financial institution through such date (and in either case (a) or (b), each such United States financial institution agrees, on its own behalf or through its agent, that the Company may be advised that it will comply with the requirements of Section 165(j)(3)(A),
(B) or (C) of the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations thereunder) or (iii) is owned by a United States or foreign financial institution for the purposes of resale during the restricted period and, in addition, if the owner of such Bearer Security is a United States or foreign financial institution described in clause (iii) above (whether or not also described in clause (i) or (ii)), such financial institution certifies that it has not acquired the Bearer Security for purposes of resale directly or indirectly to a United States person or to a person within the United States or its possessions.

     Bearer Securities (other than temporary global Debt Securities) and any Coupons appertaining thereto will bear a legend substantially to the following effect: "Any United States person who holds this obligation will be subject to limitations under the United States federal income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the United States Internal Revenue Code." The sections referred to in such legend provide that, with certain exceptions, a United States person will not be permitted to deduct any loss, and will not be eligible for capital gain treatment with respect to any gain, realized on the sale, exchange or redemption of such Bearer Security or Coupon.

     As used herein "United States person" means a beneficial owner of a Debt Security that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), (iii) an estate whose income is subject to United States federal income tax regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States fiduciaries have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons under the Code and applicable Treasury regulations thereunder prior to such date, that elect to continue to be treated as United States persons under the Code or applicable Treasury regulations thereunder also will be U.S. persons.

                          DESCRIPTION OF CAPITAL STOCK

     The Company is authorized to issue (i) 100,000,000 shares of Common Stock, of which 38,966,201 shares were outstanding as of October 8, 1997, (ii) 25,000,000 shares of Special Common Stock, none of which is outstanding and
(iii) 10,000,000 shares of preferred stock, par value $1.00 per share ("Preferred Stock"), none of which is outstanding. At October 8, 1997, there were 1,954 holders of record of the Common Stock. The following summaries of certain provisions of the Company's Certificate of Incorporation and Shareholder Rights Plan do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the Company's Certificate of Incorporation and Shareholder Rights Plan, copies of which have been incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK AND SPECIAL COMMON STOCK

     The holders of Common Stock and Special Common Stock generally have identical rights except that holders of Common Stock are entitled to one vote per share while holders of Special Common Stock are entitled to one-tenth of a vote per share on all matters to be voted on by stockholders. Holders of shares of Common Stock and Special Common Stock are not entitled to cumulate their votes in the election of directors. Generally all matters to be voted on by stockholders must be approved by a majority of the combined voting power of the outstanding shares of Common Stock and Special Common Stock, voting together as a single class, subject to any voting rights of holders of outstanding Preferred Stock, if any. Amendments to the Company's Certificate of Incorporation must be approved by a majority of the combined voting power of all shares of Common Stock and Special Common Stock, voting together as a single class. However, amendments to the Company's Certificate of Incorporation (i) that adversely affect the rights of the Common Stock or Special Common Stock also must be approved by a majority of the shares of such class voting as a separate class,
(ii) that modify the classified board provisions contained in the Certificate of Incorporation must be approved by an 80% supermajority of the combined voting power of all shares of outstanding capital stock (including Common Stock and any outstanding Special Common Stock and voting Preferred Stock) and (iii) that modify the "fair price" provisions contained in the Company's Certificate of Incorporation must likewise be approved by an 80% supermajority of the combined voting power of all shares of outstanding voting stock excluding voting stock held by a Related Person (see "Additional Provisions of the Company's Certificate of Incorporation") and its Affiliates and Associates (as defined in the Certificate of Incorporation).

     Preemptive Rights; Redemption; Nonassessable. The holders of Common Stock and Special Common Stock have no preemptive or other subscription or conversion rights and there are no redemption provisions with respect to such shares. All the outstanding shares of Common Stock are fully paid and nonassessable and the shares of Special Common Stock if issued will be fully paid and nonassessable.

     Dividends. Subject to the prior dividend rights of holders of outstanding Preferred Stock, if any, the holders of Common Stock and Special Common Stock are entitled to receive such dividends and distributions, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor, and shall share equally in all such dividends and distributions on a per share basis. In the case of dividends or other distributions payable in capital stock other than Preferred Stock (including stock splits) only shares of Common Stock shall be distributed with respect to Common Stock and only shares of Special Common Stock shall be paid or distributed with respect to Special Common Stock, in each case in an amount per share equal to the amount per share distributed with respect to the Common Stock or the Special Common Stock, as the case may be. In the case of any combination or reclassification of Common Stock or Special Common Stock, the shares of each such class shall be combined or reclassified in such manner so as to retain the proportionate interest of each such class after giving effect to such combination or reclassification.

     Distributions on Liquidation. The holders of Common Stock and Special Common Stock are entitled to share pro rate in any distribution upon the liquidation, dissolution or winding up of the Company, after giving effect to any liquidation preference of any Preferred Stock.

     Reorganization, Consolidation or Merger. In the event of a reorganization, consolidation or merger of the Company, each holder of a share of Common Stock shall be entitled to receive the same kind and amount of property receivable by a holder of a share of Special Common Stock and each holder of a share of Special Common Stock shall be entitled to receive the same kind and amount of property receivable by a holder of Common Stock.

PREFERRED STOCK

     The Company is authorized to issue Preferred Stock in one or more series with such designations, rights, preferences and limitations as the Board of Directors may determine, including the consideration to be received therefor, the number of shares comprising each series, dividend rates, redemption provisions, liquidation preferences, mandatory retirement provisions, conversion rights and voting rights, all without any stockholder approval. The future issuance of Preferred Stock with voting rights could make an acquisition of control of the Company more difficult and could adversely affect the rights of holders of Common Stock. Preferred stockholders typically would be entitled to satisfaction in full of specified dividend and liquidation rights before any payment of dividends or distribution of assets on liquidation is made to holders of the Common Stock. If voting rights are granted to the holders of Preferred Stock, the voting power of the Common Stock will be diluted and under some circumstances control of the Company would shift from the holders of the Common Stock to the holders of Preferred Stock. Certain fundamental matters requiring stockholder approval (such as mergers, sale of assets, and certain amendments to the Certificate of Incorporation) may require approval by the separate vote of the holders of the Common Stock and the Preferred Stock.

SHAREHOLDER RIGHTS PLAN

     On January 11, 1989, the Board of Directors declared a dividend of one Preferred Stock share purchase right (a "Right") for each share of Common Stock outstanding on March 7, 1989. Each Right entitles the registered holder, subject to the occurrence of certain events, to purchase from the Company one one-hundredth of a share (a "Unit") of Series A Participating Cumulative Preferred Stock of the Company (the "Rights Preferred Stock"), at a purchase price of $30.00 per Unit subject to adjustment. The terms of the Rights are set forth in a rights agreement (the "Shareholder Rights Plan") between the Company and Chase Mellon Shareholder Services, L.L.C. (assignee of the Bank of America National Trust and Savings Association, successor-by-merger to Security Pacific National
Bank), as Rights Agent.

     Until the Rights Distribution Date (as defined below) or the earlier redemption, expiration or termination of the Rights, (i) the Rights are evidenced by the Common Stock certificates and are transferred with, and only with, such certificates which contain a notation incorporating the Shareholder Rights Plan by reference and (ii) the surrender for transfer of any certificates for Common Stock constitutes a transfer of the Rights associated with the Common Stock represented by such certificate. The Rights will separate from the Common Stock and will be distributed on the date (the "Rights Distribution Date") which occurs upon the earlier of (a) ten days following the date (the "Stock Acquisition Date") of a public announcement that a person has become an Acquiring Person (as defined below) or (b) ten business days following the commencement of a tender offer or exchange offer that would result in a person becoming an Acquiring Person. Under the Shareholder Rights Plan, an "Acquiring Person" means any person who or which, together with all Affiliates and Associates (as defined in the Shareholder Rights Plan) of such person, beneficially owns 20% or more of the aggregate voting power of the outstanding Common Stock, but does not include (x) the Company or any of its subsidiaries or any of their respective employee benefit plans or (y) a specifically designated individual formerly affiliated with the Company or certain of his Affiliates or Associates.

     The Rights are not exercisable until the Rights Distribution Date and will expire at the close of business on March 7, 1999, unless earlier redeemed by the Company as described below.

     As soon as practicable after the Rights Distribution Date, Rights Certificate will be mailed to holders of record of the Common Stock as of the close of business on the Rights Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except (i) in connection with the exercise of employee stock options or under any employee benefit plan or arrangement, (ii) in connection with the exercise, conversion or exchange of securities issued by the Company after the date of the Shareholder Rights Plan and (iii) as otherwise determined by the Board of Directors, only Common Stock issued prior to the Rights Distribution Date will be issued with Rights. Notwithstanding the foregoing, no such Rights shall be issued (i) if, and to the extent that, the Company shall be advised by counsel that such issuance would create a significant risk of material adverse tax consequences to the Company or the person to whom such Rights would be issued, (ii) if, and to the extent that, appropriate adjustment shall otherwise have been made in lieu of the issuance thereof and (iii) after the earlier of the redemption and expiration of the Rights.

     If at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction or (ii) 50% or more of the Company's assets or earning power is sold, each holder of a Right shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the current purchase price of the Right.

     If (i) any person becomes an Acquiring Person or (ii) the Company is the surviving corporation in a merger with an Acquiring Person and the Common Stock is not changed or exchanged, proper provision will be made so that each holder of a Right originally issued to a holder of Common Stock, other than Rights that are, or (under certain circumstances specified in the Shareholder Rights Plan) were, beneficially owned by an Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Common Stock (the "Exercise Number") having a market value equal to two times the exercise price of the Right. The events described in this and the immediately preceding paragraph are referred to as the "Triggering Events."

     The purchase price payable for a Unit and the number of Units issuable upon exercise of the Rights is subject to adjustment from time to time in certain cases. In addition, the number of Rights associated with each share of Common Stock is subject to adjustment from time to time in the event of a stock dividend on, or a subdivision or combination of, Common Stock.

     With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments amount to at least one percent of the purchase price. No fractional shares of Common Stock will be issued and in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date on which such fractional shares would have been otherwise issuable.

     The Board of Directors may redeem the Rights in whole, but not in part, at the redemption price of $.01 per Right at any time prior to the expiration of a ten day period following the Stock Acquisition Date. The foregoing redemption period can be extended by a majority of Continuing Directors (as defined in the Shareholder Rights Plan) at any time prior to the date on which the Rights would otherwise become nonredeemable. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate, no further Rights will be issued and the only right of the holders of Rights will be to receive the redemption price.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     Prior to the Rights Distribution Date, the Company may, subject to certain exceptions, amend any provision of the Shareholder Rights Plan without the approval of any holders of Common Stock.

ADDITIONAL PROVISIONS OF THE COMPANY'S CERTIFICATE OF INCORPORATION

     The Company's Certificate of Incorporation contains "fair price" provisions which are intended to protect the Company's stockholders from certain possible pricing abuses in connection with, among other things, unsolicited attempts to gain control of the Company. These provisions require the affirmative vote of the holders of 80% of the outstanding shares of voting stock of the Company held by persons other than a Related Person in order to permit certain mergers and other major corporate transactions involving the Company and a Related Person, unless the merger or other transaction is approved by at least two-thirds of the Continuing Directors (as defined in the Certificate of Incorporation) or certain "fair price" criteria are met. A "Related Person" is defined as any individual, corporation, partnership or entity that, together with its Affiliates and Associates (as defined in the Certificate of Incorporation), beneficially owns in the aggregate 20% or more of the Company's outstanding voting stock, except for (i) any person or entity whose acquisition of such voting stock was approved in advance by at least two-thirds of the Continuing Directors, (ii) any fiduciary in respect of any employee benefit plan of the Company or its subsidiaries or (iii) a specifically designated corporation formerly affiliated with the Company or any of its Affiliates or Associates. The "fair price" provisions are deemed to have been satisfied if, in general, the cash or other consideration received per share by holders of each class or series of the Company's outstanding voting stock in the merger or other transaction is not less than the highest price paid at any time by the Related Person in acquiring stock of such class or series, as determined by two-thirds of the Continuing Directors. The term "Continuing Director" means a director of the Company who was a member of the Board of Directors prior to the time that a Related Person involved in a merger or other major corporate transaction became a Related Person.

     The Company has also adopted certain defensive measures that include classifying the Board of Directors into three classes of directors, requiring a supermajority vote of the Company's stockholders to effect certain amendments to its Certificate of Incorporation and bylaws, restricting stockholders' ability to call special meetings of stockholders, implementing the Shareholder Rights Plan and amending the Certificate of Incorporation to provide that Section 203 of the Delaware General Corporation Law shall apply to the Company. In addition, the Certificate of Incorporation prohibits stockholder action by written consent.

     The foregoing defensive measures, together with the provisions of the Shareholder Rights Plan and the Certificate of Incorporation, in certain circumstances could require a potential acquiror of the Company to pay a higher price than might otherwise be the case or to obtain the approval of a larger percentage of the stockholders than might otherwise be the case, any of which may have the effect of discouraging a proxy contest or making more difficult a merger involving the Company, or a tender offer, open-market purchase program or other purchase of the Company's shares, in circumstances that would give stockholders the opportunity to realize a premium over the then-prevailing market prices for their shares.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     As a Delaware corporation, the Company is subject to the provisions of
Section 203 of the General Corporation Law of the State of Delaware. Section 203 generally provides that if a person or group acquires 15% or more of a corporation's voting stock (thereby becoming an "interested stockholder") without prior board approval, such interested stockholder may not, for a period of three years, engage in a wide range of business combination transactions with the corporation. However, this restriction does not apply to a person who becomes an interested stockholder in a transaction resulting in the interested stockholder owning at least 85% of the corporation's voting stock (excluding from the outstanding shares, shares held by officers, directors or pursuant to employee stock plans without confidential tender offer decisions), or to a business combination approved by the board of directors and authorized by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder. In addition, Section 203 does not apply to certain business combinations proposed subsequent to the public announcement of specified business combination transactions which are not opposed by the board of directors.

TRANSFER AGENT

     The transfer agent and registrar for the Company's Common Stock is ChaseMellon Shareholder Services, L.L.C.

                            DESCRIPTION OF WARRANTS

     The Company may issue warrants to purchase Debt Securities (the "Debt Warrants"), Preferred Stock (the "Preferred Stock Warrants") or Common Stock (the "Common Stock Warrants", collectively with the Debt Warrants and the Preferred Stock Warrants, the "Warrants"). Warrants may be issued independently or together with any Securities and may be attached to or separate from such Securities. The Warrants are to be issued under warrant agreements (each a "Warrant Agreement") to be entered into between the Company and a bank or trust company, as warrant agent (the "Warrant Agent"), all as shall be set forth in the Prospectus Supplement relating to the Warrants being offered pursuant thereto.

DEBT WARRANTS

     The applicable Prospectus Supplement will describe the terms of Debt Warrants offered thereby, the Warrant Agreement relating to such Debt Warrants and the debt warrant certificates representing such Debt Warrants, including the following: (i) the title of such Debt Warrants; (ii) the aggregate number of such Debt Warrants; (iii) the price or prices at which such Debt Warrants will be issued; (iv) the designation, aggregate principal amount and terms of the Debt Securities purchasable upon exercise of such Debt Warrants, and the procedures and conditions relating to the exercise of such Debt Warrants; (v) the date, if any, on and after which such Debt Warrants and the related Debt Securities will be separately transferable; (vi) the principal amount of Debt Securities purchasable upon exercise of each Debt Warrant, and the price at which such principal amount of Debt Securities may be purchased upon such exercise; (vii) the date on which the right to exercise such Debt Warrants shall commence, and the date on which such right shall expire; (viii) the maximum or minimum number of such Debt Warrants which may be exercised at any time; (ix) a discussion of material federal income tax considerations, if any; and (x) any other terms of such Debt Warrants and terms, procedures and limitations relating to the exercise of such Debt Warrants.

     Debt Warrant certificates will be exchangeable for new Debt Warrant certificates of different denominations, and Debt Warrants may be exercised at the corporate trust office of the Warrant Agent or any other office indicated in the Prospectus Supplement. Prior to the exercise of their Debt Warrants, holders of Debt Warrants will not have any of the rights of holders of the securities purchasable upon such exercise and will not be entitled to payments of principal of (or premium, if any) or interest, if any, on the securities purchasable upon such exercise.

OTHER WARRANTS

     The applicable Prospectus Supplement will describe the following terms of Preferred Stock Warrants and Common Stock Warrants in respect of which this Prospectus is being delivered: (i) the title of such Warrants; (ii) the Securities for which such Warrants are exercisable; (iii) the price or prices at which such Warrants will be issued; (iv) the number of such Warrants issued with each share of Preferred Stock or Common Stock; (v) any provisions for adjustment of the number or amount of shares of Preferred Stock or Common Stock receivable upon exercise of such Warrants or the exercise price of such Warrants; (vi) if applicable, the date on and after which such Warrants and the related Preferred Stock or Common Stock will be separately transferable; (vii) if applicable, a discussion of material federal income tax considerations; (viii) any other terms of such Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Warrants; (ix) the date on which the right to exercise such Warrants shall commence, and the date on which such right shall expire; (x) the maximum or minimum number of such Warrants which may be exercised at any time.

EXERCISE OF WARRANTS

     Each Warrant will entitle the holder of Warrants to purchase for cash such principal amount of Debt Securities or shares of Preferred Stock or Common Stock at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the Prospectus Supplement relating to the Warrants offered thereby. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the Prospectus Supplement relating to the Warrants offered thereby. After the close of business on the expiration date, unexercised Warrants will become void.

     Warrants may be exercised as set forth in the Prospectus Supplement relating to the Warrants offered thereby. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the Warrant Agent or any other office indicated in the Prospectus Supplement, the Company will, as soon as practicable, forward the Debt Securities or shares of Preferred Stock or Common Stock purchasable upon such exercise. If less than all of the Warrants represented by such warrant certificate are exercised, a new warrant certificate will be issued for the remaining Warrants.

                              PLAN OF DISTRIBUTION

     The Securities may be sold (i) through agents, (ii) through underwriters,
(iii) through dealers or (iv) directly to purchasers (through a specific bidding or auction process or otherwise). The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices relating to such prevailing market prices or at negotiated prices.

     Offers to purchase the Securities may be solicited by agents designated by the Company from time to time. Any such agent involved in the offer or sale of the Securities will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment. Any such agent may be deemed to be an underwriter, as that term is defined in the Securities Act, of the Securities so offered and sold.

     If an underwriter or underwriters are utilized in the sale of Securities, the Company will execute an underwriting agreement with such underwriter or underwriters at the time an agreement for such sale is reached, and the names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transactions, including compensation of the underwriters and dealers, if any, will be set forth in the Prospectus Supplement, which will be used by the underwriters to make resales of the Securities.

     If a dealer is utilized in the sale of the Securities, the Company will sell such Securities to the dealer, as principal. The dealer may then resell such Securities to the public at varying prices to be determined by such dealer at the time of resale. The name of the dealer and the terms of the transactions will be set forth in the Prospectus Supplement relating thereto.

     Offers to purchase the Securities may be solicited directly by the Company and sales thereof may be made by the Company directly to institutional investors or others. The terms of any such sales, including the terms of any bidding or auction process, if utilized, will be described in the Prospectus Supplement relating thereto.

     Agents, underwriters and dealers may be entitled under agreements which may be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and any such agents, underwriters or dealers, or their affiliates may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

     If so indicated in the Prospectus Supplement, the Company will authorize agents and underwriters to solicit offers by certain institutions to purchase Debt Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date stated in the Prospectus Supplement. Such Contracts will be subject to only those conditions set forth in the Prospectus Supplement. A commission indicated in the Prospectus Supplement will be paid to underwriters and agents soliciting purchases of Debt Securities pursuant to Contracts accepted by the Company.

                                    EXPERTS

     The consolidated financial statements of Kaufman and Broad Home Corporation appearing in the 1996 Annual Report on Form 10-K have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     The validity of the Securities offered hereby will be passed upon for the Company by Munger, Tolles & Olson LLP, Los Angeles, California.

======================================================

  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCE, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                            PAGE
The Company...............................  S-2
Use of Proceeds...........................  S-2
Recent Developments.......................  S-2
Safe Harbor Statement.....................  S-3
Capitalization............................  S-5
Selected Consolidated Financial Data......  S-6
Description of the Notes..................  S-8
Underwriting..............................  S-24
Legal Matters.............................  S-24

                   PROSPECTUS

Available Information.....................    2
Incorporation of Certain Information by
  Reference...............................    3
The Company...............................    4
Use of Proceeds...........................    4
Consolidated Ratios of Earnings to Fixed
  Charges and of Earnings to Combined
  Fixed Charges and Preferred Stock
  Dividends...............................    4
Description of the Debt Securities........    5
Limitations on Issuance of Bearer Debt
  Securities..............................   13
Description of Capital Stock..............   14
Description of Warrants...................   18
Plan of Distribution......................   20
Experts...................................   21
Legal Matters.............................   21

==========================================

======================================================
                                  $175,000,000

                               KAUFMAN AND BROAD
                                HOME CORPORATION

                              7 3/4% SENIOR NOTES
                              DUE OCTOBER 15, 2004
                               ------------------

                             PROSPECTUS SUPPLEMENT

                               ------------------

                              GOLDMAN, SACHS & CO.

                             NATIONSBANC MONTGOMERY
======================================================